FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N.A.

NETEASE.COM, INC.

Form 6-K

Page
Signatures	Page 3

Notice of Annual General Meeting of Shareholders and Proxy Statement for 2007 Annual General Meeting	Exhibit 99.1

Form of Proxy Card for Holders of Ordinary Shares	Exhibit 99.2

Form of Voting Instruction Card to The Bank of New York for Holders of American Depositary Shares	Exhibit 99.3

Buckslip Regarding How to Obtain Copies of the Annual Report	Exhibit 99.4

2006 Annual Report to Shareholders, as Posted on NetEase’s Corporate Website at http://corp.163.com	Exhibit 99.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.
By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: August 3, 2007

Exhibit 99.1

NetEase.com, Inc.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing, People’s Republic of China 100084

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 7, 2007

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of NetEase.com, Inc. will be held on September 7, 2007 at 10:00 a.m., Beijing time, at our offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, for the following purposes:

1.	To re-elect seven directors to serve for the ensuing year or until their successors are elected and duly qualified.

2.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2007.

3.	To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on July 27, 2007 are entitled to vote at the annual general meeting and any adjournment or postponement thereof.

FOR THE BOARD OF DIRECTORS

William Ding
Member of the Board of Directors and Chief Executive Officer

Beijing, China

August 3, 2007

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

NETEASE.COM, INC.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on September 7, 2007 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084.

This proxy statement and the form of proxy are first being mailed to shareholders on or about August 3, 2007.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Mr. Onward Choi, our acting Chief Financial Officer, if you hold our ordinary shares, or to The Bank of New York if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on July 27, 2007 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 30, 2007, 3,067,178,309 of our ordinary shares, par value US$0.0001 per share were outstanding, of which approximately 1,661,078,075 were represented by ADSs. The presence of at least two ordinary shareholders in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting; provided, however, that in no case shall such quorum represent less than 33 1/3% of our outstanding ordinary shares.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only The Bank of New York may vote those shares at the annual general meeting.

The Bank of New York and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by The Bank of New York from a holder of ADSs prior to 10 a.m., August 29, 2007, The Bank of New York will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2008 annual general meeting must be received by May 12, 2008 at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors has nominated all of our seven current directors for re-election at the 2007 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. All of the nominees have been previously elected by our shareholders, except for Alice Cheng. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, as well as our other current executive officers, their ages as of June 1, 2007 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Ding	35	Director and Chief Executive Officer
Michael Tong	36	Director and Co-Chief Operating Officer
Michael Leung (1)(2)	53	Director
Joseph Tong (1)(2)	44	Director
Alice Cheng (1)	46	Director
Denny Lee	39	Director
Lun Feng	47	Director
Zhonghui Zhan	35	Co-Chief Operating Officer
Onward Choi	36	Acting Chief Financial Officer

(1)	Member of the audit committee.
(2)	Member of the compensation and nominating committees.

Directors Nominated for Election at the Annual General Meeting

William Ding, our founder, has served as a director since July 1999 and as our Chief Executive Officer since November 2005. From March 2001 until November 2005, Mr. Ding served as our Chief Architect, and, from June 2001 until September 2001, he served as our acting Chief Executive Officer and acting Chief Operating Officer. Mr. Ding also stepped down as Chairman of the board of directors in September 2001 (the company currently has no permanently appointed Chairman). From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou NetEase, our affiliate, in May 1997. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Michael Tong became an Executive Director of our company in June 2003 and our Chief Operating Officer in July 2004. He has also served as one of our directors since December 1999.

Previously, he was an Executive Director with techpacific.com Venture Capital Limited. In that capacity, he was primarily responsible for portfolio management of the funds managed by techpacific.com and its subsidiaries. Prior to joining techpacific.com in December 2000, Mr. Tong worked at Softbank China Venture Investments Limited in Hong Kong, where he was responsible for the evaluation, financial modeling, due diligence review and structuring of Softbank’s investments. He also worked at Nomura China Venture Investments Limited, Jardine Fleming Securities Limited and Ernst & Young, all in Hong Kong. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993. He is a member of the American Institute of Certified Public Accountants and the CFA Institute and is a Chartered Financial Analyst.

Michael Leung has served as a director since July 2002. From October 2001 until October 2004 and again from September 2005 until the present time, Mr. Leung has served as a director of Matrix Asset Ltd., an investment firm co-founded by Mr. Leung in October 2001. From November 2004 until September 2005, he served as a director of AR Evans Capital Ltd., a Hong Kong-based investment bank, where he provided investment advisory services. From April 2002 until October 2004, he also provided periodic consultancy services to Koffman Securities, a brokerage firm in Hong Kong. From February 1999 to September 2001, he was a director at Emerging Markets Partnership (Hong Kong) Limited, which is the principal adviser to the AIG Asian Infrastructure Fund L.P. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

Joseph Tong has been a director of, and management consultant to, Parworld Investment Management Limited, which provides financial and investment advisory services, since April 2004. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded. Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal Mubgsic Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong has a Bachelor of Science degree and Second Honor Degree in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and has served as a director since March 2003

Alice Cheng has served as a director since June 2007. Ms. Cheng has been the Chief Financial Officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio/visual equipment, since May 2005. From January 2002 to April 2005, she served as Financial Controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, she held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of Financial Controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Masters of Business Administration from the Thunderbird School of Global Management in Arizona in 2003. She is licensed as a certified public accountant in Taiwan and the PRC.

Denny Lee has served as a director since April 2002 and as our Chief Financial Officer from April 2002 until June 2007. Previously, he was our Financial Controller from November 2001 until that time. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants.

Lun Feng has served as a director since July 2005. He has been the Chairman of Beijing Vantone Real Estate Co., Ltd., a private real estate investment company in China, since 1991. Mr. Feng has a Juris Doctor from the Chinese Academy of Social Sciences, a Masters of Law degree from the Party School of the Chinese Communist Party and a Bachelor of Arts in Economics from Northwest University.

Other Current Executive Officers (not subject to proposal 1)

Zhonghui Zhan joined our company in October 1999 and has served in various positions, including most recently as a Senior Vice President in our game development group. Mr. Zhan was appointed as our Co-Chief Operating Officer in May 2006. Mr. Zhan has extensive experience in software and product development and management, and has had a leading role in many projects since joining us, including the development of our EaseBar browser toolbar and our proprietary Content Delivery System. Mr. Zhan received his Bachelor of Science and Master’s Degree in Automation from the South China University of Technology.

Onward Choi became our Acting Chief Financial Officer in June 2007. Prior to that, he served as our Financial Controller since January 2005 and our Corporate Finance Director from November 2003 until January 2005. Prior to joining our company, Mr. Choi was a Senior Manager at Ernst & Young where he focused on auditing companies in China, including companies conducting initial public offerings on the Hong Kong Stock Exchange. Mr. Choi also held management positions at KPMG and the Hong Kong Trade Development Council. Mr. Choi graduated with a Bachelor of Arts degree with honors from the Hong Kong Polytechnic University with a major in Accountancy. Mr. Choi is a member of The Institute of Chartered Accountants in England and Wales, a fellow member of The Association of Chartered Certified Accountants, United Kingdom and a fellow (practicing) member of The Hong Kong Institute of Certified Public Accountants.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be appointed as our independent auditors for the year ending December 31, 2007. Arthur Andersen • Hua Qiang audited our financial statements from our formation in July 1999 through fiscal year 2002. Following their dissolution, our board of directors appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors in July 2002.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR

RATIFICATION OF THE APPOINTMENT OF

PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY

AS OUR INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2007.

COMPENSATION REPORT FROM THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS

The duties of the compensation committee include determining and approving the chief executive officer’s compensation level, reviewing and making recommendations to the board with respect to non-chief executive officer compensation, incentive-compensation plans and equity based-plans, and administering our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board. The power to award options under the NetEase.com, Inc. 2000 Stock Incentive Plan for non-executive officers has been delegated to NetEase’s Chief Executive Officer.

The fundamental policy of the board of directors is to provide NetEase’s chief executive officer and other executive officers with competitive compensation opportunities based upon their contribution to the financial success of the company and their personal performance. In determining the compensation of NetEase’s current Chief Executive Officer, the committee focuses particularly on the fact that he is the majority shareholder of NetEase, and accordingly, his overall remuneration from NetEase is necessarily more dependent on the performance of the Company’s trading price on Nasdaq than on cash compensation. Accordingly, the compensation committee, with such officer’s concurrence, has determined that it is appropriate to provide the Chief Executive Officer with a nominal base salary and no bonuses or equity incentives.

For other executive officers, it is the board of directors’ objective to have a substantial portion of each officer’s compensation contingent upon our company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for such executive officers is comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the company’s shareholders. In addition, monthly bonuses are given to the executive officer responsible for the Company’s online game services based on monthly net profit generated from this business segment. As an executive officer’s level of responsibility increases, it is the intent of the board to have a greater portion of his or her total compensation be dependent upon company performance and stock price appreciation rather than base salary.

NetEase’s executive compensation is intended to be consistent with leading companies in the Internet and online games industries while being contingent upon achievement of near- and long-term corporate objectives. For the calendar year 2006, the principal measures the board of directors looked to in evaluating the company’s progress toward these objectives were growth in revenue, net profits and usage of the NetEase websites and the performance of the company’s stock price on Nasdaq.

Compensation for the company’s executive officers, other than the current Chief Executive Officer, is based on three components, each of which is intended to serve the overall compensation philosophy.

Base Salary. The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the board deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the board of directors considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The board of directors also considers companies outside the industry which may compete with NetEase in recruiting executive talent.

Annual and Monthly Incentive Compensation. Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee. Generally, the higher the employee’s level of responsibility, the larger the portion of the individual’s compensation package that may be represented by a bonus. Annual bonuses are earned by each executive officer primarily on the basis of the company’s achievement of certain corporate financial performance goals established for each fiscal year or designated individual goals. Also, monthly bonuses are earned by the executive officer responsible for the Company’s online game services based on monthly net profit generated from this business segment.

Long-Term Compensation. The board of directors believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options are also used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options include the individual’s position in the company, his or her performance and responsibilities, and internal comparability considerations.

Each option grant under the company’s 2000 Stock Incentive Plan allows the employee to acquire ordinary shares at a fixed price per share over a specified period of time of not more than 10 years. The board of directors determines the vesting schedule of awards granted to executive officers under the plan.

The exercise price of incentive stock options must be at least equal to the fair market value of our company’s ordinary shares on the date of grant, and the term of the option must not exceed ten years. The purchase price of non-qualified stock options is typically at least 85% of the fair market value of our company’s ordinary shares on the date of grant. With respect to an employee who owns shares possessing more than 10% of the voting power of all classes of outstanding capital, the exercise price of any incentive stock option must equal at least 110% of the fair market value of our company’s ordinary shares on the date of grant and the term of the option must not exceed five years. The exercise or purchase price of other awards will be such price as determined by the board of directors. Employees are responsible in all cases for any tax expense associated with the grant, holding or exercise of these stock options.

As a result of these provisions, the option will provide a return to the executive officer only if the executive officer remains employed by the company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term. The board of directors does not adhere to any specific guidelines as to the relative option holdings of our company’s executive officers.

Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed annually. Our current Chief Executive Officer, William Ding, who assumed this position in November 2005, currently receives a base salary of US$3,717 per month.

Compensation Committee
Michael Leung
Joseph Tong

AUDIT COMMITTEE REPORT

Our audit committee oversees the financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. NetEase’s independent accountant is responsible for expressing an opinion on the conformity of its audited financial statements with generally accepted accounting principles. We appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our company’s independent accountant for 2006 after reviewing that firm’s performance and independence from management. We have recommended that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be reappointed as our company’s independent accountant for fiscal year 2007 at the shareholders annual general meeting scheduled on September 7, 2007.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2006 Annual Report to Shareholders. We reviewed with NetEase’s independent accountant its judgments as to the quality, not just the acceptability, of NetEase’s accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent accountant its independence from management and NetEase and its affiliates, and received its written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent accountant are compatible with maintaining the accountant’s independence.

We also discussed with NetEase’s independent accountant the overall scope and plans for its audit. We met with the independent accountant, with and without management present, to discuss the results of its examination, its evaluation of NetEase’s internal controls, and the overall quality of financial reporting.

In reliance upon the reviews and discussions referred to above, we recommended to the board of directors, and the board of directors approved, the inclusion of the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2006, for filing with the Securities and Exchange Commission.

Audit Committee
Michael Leung
Joseph Tong
Alice Cheng

*    *    *

The foregoing Audit Committee Report shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference in any previous or future documents filed by the Company with the Securities and Exchange Commission under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference in any such document.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the audit committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company before that firm is retained for such services. The pre-approval procedures are as follows:

•

Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•

The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the audit committee.

SHAREHOLDER COMMUNICATIONS WITH

THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, Attention: Chief Financial Officer.

2)	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Chief Financial Officer will provide to our board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board.

ACCESS TO CORPORATE GOVERNANCE POLICIES

The company adopted a Code of Business Conduct which is available on our company’s website http://corp.163.com under the heading “Investor Info.” To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our company’s committee charters and Code of Business Conduct will be provided to any shareholder upon written request to the Acting Chief Financial Officer of NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules, foreign private issuers such as NetEase may follow home-country practice in lieu of certain Nasdaq corporate governance requirements. Our company has notified Nasdaq of our intention to adopt a non-complying practice to post our annual reports to shareholders on our corporate website in lieu of mailing physical copies to record holders and beneficial owners of the company’s ADSs and ordinary shares, as allowed under the laws of the Cayman Islands. NetEase adopts this practice in 2007 to avoid the considerable expense associated with such mailing. You may obtain a copy of our 2006 annual report to shareholders by visiting our website http://corp.163.com under the heading “Investor Info.” If you want to receive a paper or email copy of our 2006 annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to Grace Zhao of NetEase.com, Inc., at gracezhao@corp.netease.com.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return data for our ADSs, based on closing prices for the period from December 31, 2002 to December 31, 2006 against the cumulative return over such period of:

•	The Nasdaq Global Select Market Composite Index, and

•	the Goldman Sachs Internet Index.

The graph assumes that US$100 was invested on December 31, 2002 in our ADSs and in each of the comparative indices. All information relating to our ADSs in the performance graph has been restated to give effect to the ADS ratio change from 1 ADS for every 100 ordinary shares to 1 ADS for every 25 ordinary shares effective March 27, 2006. The ADS ratio change had the effect of a four-for-one share split. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

William Ding
Member of the Board of Directors and Chief Executive Officer

Dated: August 3, 2007

EXHIBIT 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF NETEASE.COM, INC.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 7, 2007

The undersigned shareholder of NETEASE.COM, INC., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated August 3, 2007, and hereby appoints William Ding and Onward Choi or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on September 7, 2007 at 10:00 a.m., Beijing time, at the Company’s offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:

1. William Ding	5. Alice Cheng

2. Michael Tong	6. Denny Lee

3. Michael Leung	7. Lun Feng

4. Joseph Tong

☐ FOR ALL NOMINEES	☐ AGAINST ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW). __________________	☐ WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW). __________________

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PROPOSAL NO. 2: Appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2007.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: , 2007
SHAREHOLDER NAME:
Signature
Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible!

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Exhibit 99.3

☐	Ú DETACH PROXY CARD HERE Ú

☒
Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	Votes must be indicated (x) in Black or Blue ink.

1. To re-elect seven directors to serve for the ensuing year or until their successors are elected and duly qualified:	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1. William Ding	☐	☐	☐	6. Denny Lee	☐	☐	☐

2. Michael Tong	☐	☐	☐	7. Lun Feng	☐	☐	☐

3. Michael Leung	☐	☐	☐	2. To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2007.
4. Joseph Tong	☐	☐	☐		☐	☐	☐
5. Alice Cheng	☐	☐	☐	3. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.	☐	☐	☐

				To change your address, please mark this box.			☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.
	Date	Share Owner sign here	Co-Owner sign here

NETEASE.COM, INC.
Instructions to The Bank of New York, as Depositary (Must be received prior to 5:00 PM (New York Time) on August 29, 2007)

The undersigned registered holder of American depositary receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase.com, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 27, 2007 at the Annual General Meeting of Shareholders of NetEase.com, Inc. to be held at 10:00 a.m. on September 7, 2007 at the Company’s offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No.1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, in respect of the resolutions specified on the reverse.

NOTE:

1.  Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.  It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To include any comments, please mark this box.    ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

Exhibit 99.4

NetEase.com, Inc. would like to inform you that its 2006 Annual Report will be available for viewing on its website at http://corp.163.com under the heading “Investor Info” on or about August 3, 2007. If you do not have access to the internet and would like to obtain a hard copy, please write to:

Proxy Services Corporation

200 A Executive Drive

Edgewood, NY 11717

Attention: Greg Penn (Annual Report)

You may also request for a hard copy of the 2006 Annual Report by calling the toll free number 1-800-555-2470.

Exhibit 99.5

Letter to Our Fellow Shareholders	2-3

Our Business	4-10

Management’s Disussion and Analysis of Operating and Financial Review and Prospects	11-46

Management’s Report on Internal Control Over
Financial Reporting, Report of Independent
Registered Public Accounting Firm and
Consolidated Financial Statements	47-90

Corporate Information	91-92

Letter to Our Fellow Shareholders

Dear Fellow Shareholders,

NetEase delivered a strong 2006, with solid growth rates in total revenues and net profit. We made significant progress with online games, online game upgrades and development and the expansion of our portal strategy in 2006. At the end of December 2006, NetEase ranked second for percentage of internet users reached among Chinese internet portals, and ranked number one free email services in China with approximately 80 million 60-day active email users. In addition, NetEase’s blog community has been growing since its official launch in last October. All these outstanding achievements represent valuable testaments that reinforce NetEase’s leadership in the Chinese Internet technology market.

In 2006, on a year-over-year basis, total revenues grew 30.9%, online game revenues grew 34.5% advertising revenues grew 18.5%, and net profit grew 33.3%. We ended the year with a sizeable cash balance of US$504.6 million to support our game development, portal initiatives and marketing efforts.

Leadership in the Chinese MMORPG Market

NetEase maintains its leadership position in self-developed, massively multi-player online role-playing games (MMORPG) market share in China. Our substantial increase in online game revenues in 2006 was primarily attributable to continuing growth in the popularity of Fantasy Westward Journey. Our online games continue to dominate the Chinese market.

Once again, Fantasy Westward Journey and Westward Journey Online II closed the year with record peak concurrent user numbers. To fuel the ongoing momentum of these leading games, we released the latest expansion pack for Fantasy Westward Journey in January of 2007, and we will deliver an upgraded version, called Westward Journey Online III, later this year. Westward Journey Online III is supported by a newly developed game engine to extend the lifecycle of the game, along with new game playing features, content and artwork in a 2.5D environment. These comprehensive game enhancements coupled with the marketing leverage provided by our NetEase Internet portal are key strategies for extending the lifecycles of our original online games.

Our latest 2.5D game, Datang, was launched in July 2006. We continue to make modifications to enhance the game players’ user experience. Datang addresses the growing Chinese middle-market for online gaming and is therefore an important title in our game portfolio.

2006 brought exciting progress with our next generation fully 3-dimensional online game Tianxia II, a title based on Chinese mythology. Despite a temporary setback with our open-beta launch of Tianxia II in March 2007, we remain confident in the market potential and player appeal of this best-of-breed 3D game as we continue to complete the game redesign and redevelopment work.

We also broadened our casual games platform in 2006, growing our portfolio to a total of 20 titles. Our casual game platform is integrated with our internally developed instant messaging product, “Popo,” to leverage our portal community base.

We continue to invest in our online game resources in research and development, game development and marketing, which is crucial to ensure our market leadership position in the online games market both now and into the future.

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Increasing Value for Advertisers

2006 advertising revenues grew 18.5% year-over-year, attributable in part to China’s robust and high growth online advertising market. Our solid annual growth in advertising revenues also reflects the value that our advertisers place in the new portal products, content, functionality, community services and collaborative relationships that we invested in during 2006.

NetEase will soon enter the online search market following the 2006 development of our brand new proprietary search engine. The robust functionality of our search platform is built on our strong intellectual capital, advanced technologies and expertise in research and development. Our entry into this market is a natural progression as we have already established an enormous built-in audience for search.

We continue to improve and expand our online user experience through new strategic agreements and cooperative branding partnerships that build traffic volume within our online communities. For example, our sports channels page views and unique visitors grew in 2006 year-over-year at 49.6% and 64.9% respectively while our news channels page views and unique visitors grew at 10.8% and 16.9%, respectively. In addition, we launched our newly redesigned home page late in the year, which was widely covered by the media as an improved way to surf the Internet.

We also added blog services to our portal that are among the most technologically and functionally advanced in the market. NetEase’s blog services have attracted significant traffic since its official launch last October, and we had over 10.5 million registered users at the end of December 2006. This provides a valuable testament to the creativity and quality of services we offer within our online communities, which will enable us to achieve further growth in future.

Today, the NetEase family of websites provides a massive interactive marketing platform for advertisers with direct access to an extremely large and loyal user base of young trendsetters, and our front-page continues to be the most popular destination in China.

2007 and Beyond

As we look ahead, we remain deeply committed to reinforcing NetEase’s market leadership position through premium content and service development and innovative products. NetEase’s optimal mix of resources and expertise continues to deliver outstanding online games to the market as well as superior online user experiences. The NetEase team is proud of the accomplishments in 2006. We are confident in our execution on a strong game pipeline and long-term portal strategy for 2007.

I like to take this opportunity to thank our employees, users and fellow shareholders for their enthusiasm and continued support for NetEase.

Sincerely,

William Ding
Founder and Chief Executive Officer
NetEase.com, Inc.
June 26, 2007

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Our Business

We operate one of China’s most popular Internet portals, www.163.com, and is a leading developer and operator of Chinese online games. Our mission is to use the latest Internet technologies to provide innovative and interactive entertainment as well as to enable information sharing and exchange.

NetEase was first established in Guangzhou in 1997. In July 1999, we began to offer e-commerce platforms to provide online shopping mall and other e-commerce services in China through Guangzhou NetEase. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services.

Our ability to leverage our portal traffic to generate revenues in advertising services, online gaming and wireless value-added services is a key component of our growth strategy.

Our strong brand awareness, youthful and educated user base and popular websites create competitive strengths and significant opportunities for cross marketing between our core businesses. We are positioned to benefit from the continued growth in China’s Internet and Broadband user population with the launch of new portal services and games as well as continuing our leadership position in massively multi-player online role-playing games (MMORPGs).

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Our Portal

The NetEase Web sites provide Internet users with Chinese language online services centered around three core service categories — content, community and communication. Our wide range of content appeals to a broad audience group spanning all age groups. However, our services are particularly popular among younger audiences between the ages of 19 and 34. With total average daily page views of more than 710 million in December 2006, our daily page view metrics continued to rank NetEase.com as one of the most popular destinations in China and worldwide. We are continually working to reinforce our leadership position through premium content and service development and innovation.

Content

The NetEase content channels provide news, information and online entertainment to the Chinese public. The Web sites consolidate and distribute content from more than one hundred international and domestic content providers. Content is distributed through various channels, including channels focusing on:

News	Information Technology	Health
Sports	Digital	Education
Entertainment	Mobile Phones	Travel
Finance	Automobiles	Gaming
Female

Community and Communication

The NetEase Web sites also provide a broad array of free and fee-based community and communication services including the greatest number of free email accounts in China and a fast growing blog community. Our community and communication services include:

Alumni Directories	Clubs
Blog	Community Forums	Instant Messaging
Chat Rooms	E-cards	Job Posting Services
Classified Advertisements	E-mail	Matchmaking

Other

In addition to the above services described above, the NetEase Web sites provide other services to our users, including a Web Sites directory, Web Pages search service and classified advertisements. Our Web Sites directory is based on an open architecture system with over four hundred volunteer editors working to build a categorized directory of Chinese Web sites. The web pages search service is powered by the Google search engine. Through our own innovation as well as third-party alliances, we have also extended our search services to cover news, images and dictionary. We also host online yellow pages and classified advertisements services. Additionally, we have invested in the development of our brand new proprietary search engine and we expect to launch our search services in 2007.

Among the various free and fee-based services that we are offering through our portal, the following services, namely online game services, advertising services and wireless valued-added services are the three major revenue contributors in 2006.

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Online Games Services

NETEASE IS A LEADER IN GAME DEVELOPMENT AND OPERATION

MMORPG Platform

NetEase is a leader in the Chinese massively multi-player online role-playing games market. MMORPGs are played over the Internet in “virtual worlds” which allow thousands of players to simultaneously connect and interact. This interactive group environment has the ability to create a significant number of loyal users.

NetEase has developed a distinct advantage over many of our competitors with the strong in-house development capabilities we have built. Many of our competitors license popular foreign games, however, we are unique in that we develop our games specifically for the Chinese user. Success in the Chinese gaming market can largely depend on understanding of Chinese culture and gamer demand within China. Our culture is evident in all of the games we develop and combine with our leading technology and ease of use, we have been able to achieve continued success with our self-developed MMORPG titles. During 2006, Fantasy Westward Journey and Westward Journey Online II had record peak concurrent users of 1,335,000 and 603,000, respectively, which ranked no. 1 and no. 4 in China, respectively.

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We launched Datang, a 2.5 dimensional MMORPG, in July 2006 to address the growing Chinese middle-market for online gaming. We are continuing to make modifications to Datang to enhance the game player’s user experience.

Datang — 2.5-Dimensional MMORPG

We commenced the open-beta testing of Tianxia II, our internally developed fully 3-dimensional MMORPG in March 2007. We are confident in the market potential and player appeal of this next generation online 3D game.

Tianxia II — Fully 3-Dimensional MMORPG

Casual Games Platform

Our casual game platform is integrated with our in-house developed instant messaging product, “Popo,” to leverage our portal community base, and we now have a growing portfolio of 24 titles. We added 8 multi-player games in 2006 and our new batch of upcoming casual games will include a more advanced category.

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NETEASE POINT CARDS

NetEase’s prepaid points are the principal billing mechanism for our online games. Points are mainly purchased through physical and virtual cards which cost approximately RMB15 (less than US$2) each and are distributed through wholesalers as well as directly to Internet cafes, software stores, supermarkets, bookstores, convenience stores and online shopping platforms. These points can also be used to pay for our other online services. Working with over 700 regional wholesale distributors in China, we have an extensive distribution network to deliver our prepaid point cards to retail outlets and the ultimate end-users.

Advertising Services

The large and growing user base attracts big name advertisers to our web sites. The various content channels and wide range of online services offered through our Internet portal forms an effective medium for our clients to conduct integrated marketing campaigns to the millions of loyal NetEase users.

Our online advertising offerings include banner advertising, channel sponsorships, direct e-mail, interactive media-rich sites, sponsored special events, games, contests and other activities.

Among our advertising clients, you will find significant and mature companies, including many multinational companies. The screen shot below highlights some of the advertising placement for our advertising clients in 2006:

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Wireless Value-Added Services

We offer a wide range of wireless value-added services (WVAS) which allow users to receive news and other information, such as stock quotes and e-mails, download ringtones and logos for their mobile phones and participate in matchmaking communities and interactive games.

Combining content from our Internet portal with mobile applications we have developed in-house, we can rapidly develop sophisticated WVAS.

Our WVAS business is currently the smallest portion of our total revenues, but as competition in the industry continues to intensify, we believe that the ongoing growth in popularity in China of audio related services and advanced services offered over high bandwidth 2.5G mobile networks will provide new opportunities for the WVAS market.

Wireless Valued-added Services

News & Information Subscription	Interactive & Community	Internet-related	Media/Multimedia
Current News	Matchmaking	Email-related	Ring-tone Downloads
Financial News	Virtual Girlfriend	POPO (Instant Messaging)	Logo Downloads
Sports News	Virtual Living Space	User Photo Library	Screensavers
Entertainment News	WAP Games	WAP Blog
Weather	Graphic SMS
Jokes	IVRS Song Dedications
IVRS Greeting

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Management’s Discussion

and Analysis of Operating

and

Financial Review and Prospects

`

Management’s Discussion and Analysis of

Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in Form 20-F. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

OPERATING RESULTS

Overview

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2006, we had registered an accumulated total of approximately 647 million accounts, and our average daily page views exceeded 710 million for the month ended December 31, 2006.

For the year ended December 31, 2006, we continued to develop our online games and advertising business. We also provide wireless value-added and other fee-based premium services, but we expect that revenue from such services will remain a relatively small part of our total revenue for the foreseeable future.

We achieved a net profit of RMB1,242.8 million (US$159.2 million) for 2006 and generated positive operating cash flows of RMB1,596.1 million (US$204.5 million) during the year. We recorded retained earnings of RMB235.6 million, RMB1,123.2 million and RMB2,338.1 million (US$299.6 million) as of December 31, 2004, 2005 and 2006, respectively.

Our Corporate Structure

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. As of December 31, 2006, we had four major subsidiaries, NetEase Beijing, Boguan, NetEase Yodao, and NetEase Interactive, which has two direct wholly owned subsidiaries, Guangzhou Interactive and NetEase Hangzhou. We dissolved our subsidiary NetEase Shanghai in February 2006.

NetEase Beijing, NetEase Hangzhou, Boguan, NetEase Yodao, and Guangzhou Interactive were established in China on August 30, 1999, June 2, 2006, December 8, 2003, March 21, 2006, and October 15, 2002, respectively. NetEase Interactive was established in the British Virgin Islands on April 12, 2002.

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NetEase.com, Inc. conducts its business in China through its subsidiaries. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com, Inc. and certain of its subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Ling Yi. These affiliated companies are considered “variable interest entities” for accounting purposes (see the caption “— Basis of Presentation” below), and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase.com, Inc. and its subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Hangzhou and Guangzhou Interactive provide technical consulting and related services to the VIEs.

Guangzhou NetEase is a limited liability company organized under the laws of China and is 90% owned by our major shareholder, William Lei Ding. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase websites. Guangzhou NetEase’s 80% owned subsidiary, Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination. Ling Yi, which was formed in October 2003, is also a limited liability company organized under the laws of China and is 90% owned by our principal shareholder. Ling Yi has also been approved to operate as an Internet content provider. For the years ended December 31, 2004, 2005 and 2006, this company earned revenue relating to WAP services and MMS, which represented a small portion of our wireless value-added services revenue.

We believe that our present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. We cannot be certain that the Chinese government will not take action to prohibit or restrict our business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

Basis of Presentation

On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). These interpretations address financial reporting for entities over which control is achieved through a means other than voting rights. According to the requirements of FIN 46 and FIN 46-R, we have evaluated our relationships with the previously unconsolidated affiliated companies, Guangzhou NetEase and Guangyitong Advertising, as well as Ling Yi. We have concluded that Guangzhou NetEase, Guangyitong Advertising and Ling Yi are VIEs, and NetEase.com, Inc. is the primary beneficiary of these affiliated companies. Accordingly, we adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 17, 2004.

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Revenue

We generate our revenues from the provision of online games services, advertising services and wireless value-added services and others. Through our predecessor company, in mid-1998, we changed our business model from a software developer to an Internet technology company. In July 1999, we began to offer e-commerce platforms and to provide online auction services in China through Guangzhou NetEase. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services.

No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2004, 2005 and 2006.

We have separate, stand-alone contractual relationships with the national, provincial and local offices or affiliates of China Mobile, the largest mobile phone operator in China (and on occasion, with the provincial offices of China Unicom, the other principal mobile phone operator in China) for the provision of our wireless value-added services to their customers. Our aggregated revenues via these various contractual relationships with China Mobile were approximately 11.4%, 2.6% and 1.6% of our total revenues for the years ended December 31, 2004, 2005 and 2006, respectively.

Online Games Services

We derive all our online game services revenues from customers through the sale of prepaid point cards. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores, or can purchase prepaid points from vendors who register the points in our system. Customers can also purchase “virtual” prepaid cards online via debit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play our online games and use our other fee-based services. We recognize revenues from the sale of prepaid points as the points are used by customers.

We develop our own proprietary online games, as well as license games from third party developers. We expect that we will face increasing competition as online game providers in China and abroad expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive most of our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Approximately 91.2%, 90.0% and 92.6% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2004, 2005 and 2006, respectively, with the remainder generated by our paid search engine business.

We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium. Moreover, we expect that as the e-commerce industry further develops in China, there will be more small- to medium-size online businesses using paid search services to advertise or market their businesses and products. Accordingly, we believe that the growth rate for paid search-related advertising in the China market may increase at a faster rate than online brand advertising, although search-related advertising is still at its initial stage in China and developing from a much smaller base.

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Wireless Value-Added Services and Others

We derive a portion of our wireless value-added services and others revenues from providing to our customers value-added services through SMS. We are also focusing on developing services which utilize newer, more content-rich wireless technologies such as MMS, WAP and IVRS. We expect that our revenue derived from new services we develop that are compatible with these and new wireless technologies will continue to represent an increasing portion of our wireless value-added services revenue in the future as these technologies become more widely available and adopted. However, we cannot be certain that these technologies or the services we develop for them will be successful, and we expect to see increasing competition in this area.

Our online fee-based premium services, supplied to registered users of the NetEase websites, include premium e-mail, premium matchmaking and dating services and premium personal homepage hosting.

Seasonality of revenues

Historically, advertising revenues have followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of advertisers’ annual budgets and the third quarter as the strongest. Usage of our online games and wireless value-added services has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays.

Cost of Revenues

Online Games Services

Cost of revenues for our online games services consist primarily of business tax payable on intra-group revenues, staff costs (in particular remuneration to employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), revenue sharing expenses paid to Internet data centers (“IDC”) for the rental of servers, and printing costs for our prepaid point cards.

In addition, cost of revenues for our online games services also include that portion of bandwidth and server custody fees and depreciation and amortization of computers and software which are attributable to our online games business. Our subsidiaries and VIEs have network servers co-located in facilities owned by China Telecom’s and China Netcom’s affiliates, for which we pay custody fees to China Telecom and China Netcom.

Advertising Services

Cost of revenues related to our advertising services consists primarily of business tax payable on intra-group revenues, staff costs for editors of the various content channels for the NetEase websites and content fees paid to content providers for the NetEase websites as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of advertising services and fees payable to a vendor for the use of search results generated by its search engine.

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Wireless Value-Added Services and Others

Cost of revenues related to our wireless value-added services and others consists primarily of staff costs (principally compensation expenses for our e-commerce and editorial professionals) and content fees, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of wireless value-added and other services. It also includes business tax payable on intra-group revenues. We pay content fees to third party partners for the right to use proprietary content developed by them, such as ringtones and logos. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

Operating Expenses

Operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and welfare expenses and compensation costs for our sales and marketing staff, as well as marketing and advertising expenses payable to third party vendors.

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses and compensation costs for our general administrative and management staff, as well as certain mandatory welfare expenses payable to staff in other departments of our company; office rental; legal, professional and consultancy fees; bad debt expenses; recruiting expenses; travel expenses and depreciation charges. In 2006, general and administrative expenses also included imputed rent for a building in Guangzhou, Guangdong Province which is owned by a third party developer and we occupy. We and William Ding, our Chief Executive Officer, director and major shareholder, have been in ongoing negotiations with the third party developer regarding its possible purchase by one of our subsidiaries in the PRC. During this time, with the developer’s permission, we have been occupying the property without a lease or the payment of any rent. Under applicable accounting standards, we are required to record an imputed rental expense on our financial statements which was calculated based on the estimated rental value of the property and totaled RMB3.7 million (US$0.5 million) in 2006.

Research and Development Expenses

Research and development expenses consist principally of salary and welfare expenses and compensation costs for our research and development professionals. For the years ended December 31, 2004, 2005 and 2006, such expenses also included licensing and training fees paid to a third party developer of a 3D game engine to be used in our future online games.

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Share-Based Compensation Cost

In December 1999, we adopted a stock incentive plan, called the 1999 Stock Option Plan, for our employees, senior management and advisory board. In 2000, we replaced the 1999 Stock Option Plan with a new stock option plan, called the 2000 Stock Option Plan. The 2000 Stock Option Plan was subsequently amended and restated in May 2001. Since the 2000 Stock Option Plan was adopted, we granted options to our employees, directors, consultants, a member of our advisory board and certain members of our senior management under that plan. The vesting periods for these options generally range from two years to four years. In addition, certain of the options granted were cancelled as a result of the resignation of these personnel.

For the years ended December 31, 2004, 2005 and 2006, we recorded share-based compensation cost of approximately RMB55,340, RMB13,835 and RMB101.3 million (US$13.0 million), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the functions for which these personnel and employees are responsible. The significant increase in share-based compensation cost in 2006 is mainly due to our adoption of SFAS 123R for the fiscal year beginning January 1, 2006.

As of December 31, 2005 and 2006, we recorded no deferred compensation cost relating to share option grants. As of December 31, 2004, deferred compensation cost relating to share option grants in 2004 or prior years amounted to RMB13,835. We may incur additional share-based compensation cost in 2007 as a result of the possible recruitment of additional management personnel and the granting of new share options or other share-based compensation to these personnel and other members of our staff, and as a result of the adoption of SFAS 123R.

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

NetEase Interactive is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

17

China

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” foreign invested enterprises are generally subject to enterprise income tax (“EIT”) at the rate of 30% plus a local income tax of 3%.

NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a “New and High Technology Enterprise.” According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing was exempted from EIT and local income tax for each of the years ended December 31, 2001 and 2002, and enjoyed a 50% reduction in EIT for each of the years ended December 31, 2003, 2004 and 2005. According to the approval granted by the Haidian State Tax Bureau on April 14, 2006, NetEase Beijing has been recognized as an “Advanced Technology Enterprise” and, as a result, is entitled to a reduced EIT rate of 10% from 2006 to 2008 and a full exemption from the local income tax from 2006 onwards.

Guangzhou Interactive was recognized as a “Newly Established New and High Technology Enterprise” in April 2003. According to an approval granted by the Guangzhou Tian He State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT in 2003 and 2004. Subsequently, in June and December 2004, Guangzhou Interactive was recognized as a “Software Enterprise” and a

“New and High Technology Enterprise” respectively and is subject to a reduced EIT rate of 7.5% from 2005 to 2007. In 2006, Guangzhou Interactive received an exemption from the 3% local tax rate from 2005 onwards. The preferential EIT treatments that Guangzhou Interactive is entitled to are subject to annual examination by the relevant tax authorities for compliance with the “Software Enterprise” and “New and High Technology Enterprise” status. If these preferential tax treatments were not available to Guangzhou Interactive, Guangzhou Interactive would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

Boguan was recognized as a “Software Enterprise” on September 2005. It is exempted from EIT on its profits for 2006 and 2007, and will be taxed at a reduced EIT rate of 15% from 2008 to 2010. Boguan was subject to a 3% local income tax rate for 2006, and it will be exempted from the 3% local income tax from 2007 onwards.

NetEase Yodao is currently subject to EIT at the rate of 30% with no local income tax being imposed by the local tax authority. In April 2007, it was recognized as an “Encouraged High Technology Company” and expects to receive preferential tax treatment for 2007 to 2011.

Guangzhou NetEase, Guangyitong Advertising and Ling Yi are subject to EIT at an overall income tax rate of 33%. However, Guangzhou NetEase was recognized as a “High Technology” Enterprise in December 2004. As a result, Guangzhou NetEase was subject to a reduced income tax rate of 15% from year 2004 to 2006.

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Tax Reform

At the Fifth Session of the Tenth National People’s Congress (“NPC”) in March 2007, the NPC approved the draft Enterprise Income Tax Law of the People’s Republic of China (the “new tax law”). The new tax law was passed to achieve unification of income tax law applicable to both domestic and foreign-funded enterprises. The new tax law will become effective in January 2008. The key elements of the new tax law include the following:

(i)	A new corporate income tax rate of 25% will be applicable to both domestic and foreign-invested enterprises.

(ii)	An enterprise established offshore but having its management organ in the PRC will be deemed as a “resident enterprise”, which will be subject to PRC tax on its global income. The term “management organ” has not yet been defined by the PRC government.

(iii)	Foreign investors are not expressly exempted from the income tax on their dividend from a foreign-invested enterprise, which exemption is currently available until the effectiveness of the new enterprise income tax law.

(iv)	Enterprises which are currently entitled to a lower income tax rate for a fixed term will continue to enjoy the preferential tax treatment until the expiration of such fixed term.

(v)	Preferential income tax rates will continue to be provided for the promotion of technological innovation and progress, encouragement of infrastructure construction, and environmental protection and energy conservation, among other things. A preferential income tax rate of 15% will continue to be made available to hi-tech enterprises receiving priority support from the State Tax Bureau. In addition, the new law will provide a grandfather period of five years to enterprises currently enjoying an income tax rate of 15% or 24% after the new tax law becomes effective in 2008.

(vi)	The new tax law unifies the policy for expenditure deduction and defines the scope of nondeductible expenditures. Further, it makes unified provisions for the deduction of expenditures related to an enterprise’s fixed assets, intangibles, long-term prepaid expenses, and investment assets and inventory.

We are currently monitoring and assessing the impact of the new tax law on our tax position. In particular, since our deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate will affect the determination of the carrying values of the deferred tax assets and deferred tax liabilities of our company. As of June 26, 2007, the date of the audit report contained in Form 20-F, detailed implementation measures of the new tax law have yet to be issued, and specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. Consequently, management is not in a position to reasonably assess the impact, if any, to the carrying values of our deferred tax assets and deferred tax liabilities that will result from the implementation of the new tax law. Management will further evaluate the impact to our operating results and financial positions of future periods as more detailed measures and other related regulations are announced.

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Critical Accounting Policies and Estimates

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations and the information that is contained in our significant accounting policies and notes to the consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operation.

Critical Accounting Policies and Estimates Regarding Revenue Recognition

Online Games Services

We provide online games services through Guangzhou NetEase. Regarding the revenue recognition for our online games, we sell prepaid point cards to the end users who may use the points on such cards for online game services provided by us. We recognize the related revenue when the registered points are consumed for our online game services. We effectively charge players according to their playtime of our online game services.

Advertising Services

We derive advertising fees principally from short-term advertising contracts. With respect to the advertising contracts that do not include a fixed delivery pattern for the advertising services, revenues are generally deferred until completion of the contracts. For the advertising contracts with a fixed delivery pattern, revenues are recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable.

Our obligations may include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, we defer recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. In addition, we occasionally enter into “cost per action” (“CPA”) advertising contracts whereby revenue is received by us when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed.

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Other Critical Accounting Policies and Estimates

Research and Development Costs

We recognize costs to develop our online game services in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred for the development of online game services prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility, all subsequent online game product development costs are capitalized until that game is available for marketing. Upon marketing of the online game, all subsequent costs are expensed when incurred. Technological feasibility is evaluated on a service-by-service basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the Chinese market. As of December 31, 2006, we had not capitalized significant product development costs.

We recognize website and internally used software development costs in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Accordingly, we expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized.

Depreciation

We depreciate our computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which range from two years to fifteen years. We depreciate leasehold improvements, which are included in our operating expenses, on a straight-line basis over the lesser of the relevant lease term or their estimated useful lives.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis. We also make specific provisions for bad debts if there is strong evidence showing that the debts are likely to be irrecoverable. We have adopted a general provisioning policy for doubtful debts for our trade receivable balances. We provide for 80%, in the case of direct customers, and 50% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than six months. We provide for 100% in the case of all parties for outstanding trade receivable balances overdue for more than one year. In addition to the general provisions for trade receivables, we also make specific bad debt provisions for problem account receivable balances.

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Stock-Based Compensation Expense

We adopted the provisions of, and have accounted for stock-based compensation in accordance with, Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) since January 1, 2006. We elected the modified-prospective method, under which prior periods are not revised for comparative purposes. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. Furthermore, we are required to estimate forfeitures at the time of grant and record stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods. If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based compensation awards, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. There currently is no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. The guidance provided in SFAS 123R and Staff accounting Bulletin (“SAB”) No. 107 (“SAB 107”) is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of stock-based compensation awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

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Repurchase of Shares

On May 18, 2006, our board of directors approved a share repurchase program for up to US$50 million worth of our issued and outstanding ADSs for approximately one month. Pursuant to this program, approximately 2.4 million of our issued and outstanding ADSs were repurchased for an aggregate purchase consideration of US$50.3 million (including transaction costs) in open-market transactions.

On August 28, 2006, our board of directors approved a share repurchase program for up to US$100 million worth of our issued and outstanding ADSs for a period not to exceed six months. As of December 31, 2006, approximately 3.6 million of our issued and outstanding ADSs were repurchased for an aggregate purchase consideration of US$60.1 million (including transaction costs) in open-market transactions.

On March 13, 2007, our board of directors approved a share repurchase program for up to an additional US$100 million worth of our issued and outstanding ADSs for a period not to exceed three months. As of March 31, 2007, approximately 1.1 million of our issued and outstanding ADSs were purchased for an aggregate consideration of US$20.8 million (including transaction costs) in open-market transactions.

We funded all of the foregoing repurchases from available working capital.

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Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Year Ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	%
Statement of Operations Data:
Revenues:
Online game services	628,936,223	65.6	1,379,475,803	81.4	1,856,062,971	83.7
Advertising services	171,054,305	17.9	241,200,444	14.2	285,772,653	12.9
Wireless value-added services and others	158,310,317	16.5	73,742,136	4.4	75,406,121	3.4

Total revenues	958,300,845	100.0	1,694,418,383	100.0	2,217,241,745	100.0
Business tax	(54,703,018)	(5.7)	(82,054,902)	(4.8)	(52,882,275)	(2.4)

Net revenues	903,597,827	94.3	1,612,363,481	95.2	2,164,359,470	97.6

Cost of revenues:
Online game services	(74,629,515)	(7.8)	(137,301,493)	(8.1)	(178,676,915)	(8.1)
Advertising services	(54,056,435)	(5.6)	(78,589,395)	(4.6)	(125,183,293)	(5.6)
Wireless value-added services and others	(55,117,445)	(5.8)	(59,346,085)	(3.5)	(77,437,973)	(3.5)

Total cost of revenues	(183,803,395)	(19.2)	(275,236,973)	(16.2)	(381,298,181)	(17.2)

Gross profit	719,794,432	75.1	1,337,126,508	78.9	1,783,061,289	80.4
Operating expenses:
Selling and marketing expenses	(152,842,334)	(15.9)	(152,192,422)	(9.0)	(170,142,691)	(7.7)
General and administrative expenses	(101,631,070)	(10.6)	(117,942,605)	(7.0)	(179,879,602)	(8.1)
Research and development expenses	(34,362,806)	(3.6)	(90,170,092)	(5.3)	(153,162,158)	(6.9)
Insurance claims settlement for the now-settled class action litigation	16,553,200	1.7	—	—	—	—

Total operating expenses	(272,283,010)	(28.4)	(360,305,119)	(21.3)	(503,184,451)	(22.7)

Operating profit	447,511,422	46.7	976,821,389	57.6	1,279,876,838	57.7

Other income (expenses):
Investment income	3,522,169	0.4	1,301,975	0.1	340,721	0.0
Interest income	22,333,511	2.3	58,070,148	3.4	94,364,852	4.3
Interest expenses	(3,877,129)	(0.4)	(344,859)	(0.0)	—	—
Exchange losses	—	—	(8,360,834)	(0.5)	(958,435)	(0.0)
Other, net	507,428	0.1	(540,628)	(0.0)	1,239,105	0.1

Profit before tax	469,997,401	49.1	1,026,947,191	60.6	1,374,863,081	62.0
Income tax expense	(28,576,719)	(3.0)	(94,957,022)	(5.6)	(132,485,543)	(6.0)

Profit after tax	441,420,682	46.1	931,990,169	55.0	1,242,377,538	56.0
Minority interests	—	—	—	—	400,046	(0.0)

Net profit	441,420,682	46.1	931,990,169	55.0	1,242,777,584	56.0

Share compensation cost included in:
Cost of revenues	—	—	—	—	(16,614,309)	(0.7)
Selling and marketing expenses	—	—	—	—	(21,147,343)	(1.0)
General and administrative expenses	(55,340)	(0.0)	(13,835)	(0.0)	(37,360,433)	(1.7)
Research and development expenses	—	—	—	—	(26,164,591)	(1.2)

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Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Total net revenues increased by 34.2% to RMB2,164.4 million (US$277.3 million) in 2006 from RMB1,612.4 million in 2005. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 84.6%, 12.1% and 3.3%, respectively, of our total net revenues in 2006. This compares with 81.9%, 13.7% and 4.4%, respectively, in 2005.

Online Games Services

Net revenues from online games services increased by 38.6% to RMB1,830.3 million (US$234.5 million) in 2006 from RMB1,320.6 million in 2005. This increase was mainly due to the continued growth in the number of users and average playing time per user of our in-house developed MMORPG, Fantasy Westward Journey. The number of peak concurrent players for Fantasy Westward Journey increased to approximately 1,335,000 in December 2006 from 1,043,000 in December 2005, and the number of average concurrent users for Fantasy Westward Journey increased to approximately 453,000 in December 2006 from approximately 384,000 in December 2005. The continued growth in popularity of Fantasy Westward Journey throughout 2006 was mainly attributable to the successful launching of new expansion packs for the game in the year. This increase was offset in part by reduced revenues from our other principal online game, Westward Journey Online II. The number of peak concurrent players for Westward Journey Online II decreased to approximately 440,000 in December 2006 from approximately 535,000 in December 2005, and the number of average concurrent players for Westward Journey Online II decreased to approximately 174,000 in December 2006 from approximately 207,000 in December 2005.

We expect that we will need to introduce new versions or substantive upgrades of our MMORPG games on a more regular and frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games. The Chinese government’s increasing regulation of the online game market may also negatively affect our results of operations. For example, the Chinese government has banned all persons under the age of 18 from playing games that allow players to kill each other, and has also limited the amount of time minors can continuously play online games. While we believe that these actions have not significantly affected our revenues to date, the government could take others steps, such as for example the widespread closure of Internet cafes where a significant portion of our users access our online games or restrictions on the content of games which has the effect of making them less appealing, which could materially adversely affect us. We may not be able to adequately respond to any such regulatory changes in the online games market. Our revenue may also be adversely affected if there is an overall shift in the online game market in China to an item-billing or other revenue model which differs from our current revenue model.

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Advertising services

Net revenues from advertising services increased by 18.5% to RMB261.5 million (US$33.5 million) in 2006 from RMB220.7 million in 2005, primarily due to the overall expansion of China’s robust online advertising market.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search and classified ad services) increased to approximately RMB685,000 (US$88,000) in 2006 from RMB508,000 in 2005. The number of traditional advertisers using the NetEase websites increased to 410 in 2006 from 387 in 2005, with revenues from our top ten advertisers comprising 37.3% of our total advertising services revenues in 2006 as compared to 46.6% in 2005.

Wireless Value-Added Services and Others

Net revenues from wireless value-added services and others increased by 2.2% to RMB72.6 million (US$9.3 million) from RMB71.0 million in 2005. This increase was primarily due to an increase in the number of paying customers for our other fee-based premium services and the sales of accessory products related to our online games.

Cost of Revenues

Our cost of revenues increased by 38.5% to RMB381.3 million (US$48.9 million) in 2006 from RMB275.2 million in 2005. The year over year increase was primarily driven by our 30.9% revenue growth and the higher cost of advertising services. In 2006, costs relating to online games services, advertising services and wireless value-added services and others represented 46.9%, 32.8% and 20.3% of total cost of revenues, respectively. This compares with 49.9%, 28.5% and 21.6% of the cost of revenues, respectively, in 2005.

Online Games Services

Cost of revenues from our online games services increased by 30.1% to RMB178.7 million (US$22.9 million) in 2006 from RMB137.3 million in 2005. This increase in cost of revenues in 2006 was primarily due to a combination of the following factors:

•

Business tax payable by us on intra-group revenues related to online games from our VIEs increased by RMB23.8 million to RMB89.8 million (US$11.5 million) in 2006 from RMB66.0 million in 2005 due to continued growth in the popularity of our Fantasy Westward Journey game.

•

Staff-related costs increased by RMB10.3 million to RMB21.3 million (US$2.7 million) in 2006 from RMB10.9 million in 2005, mainly as a result of an increase in salary levels and other compensation payments (including share-based compensation costs of RMB5.1 million (US$0.7 million) following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006) and also due to an increase in the number of staff. The number of staff in our online games department increased from 606 as of December 31, 2005 to 1,052 as of December 31, 2006.

•	Bandwidth and server custody fees increased by RMB7.7 million to RMB21.1 million (US$2.7 million) in 2006 from RMB13.4 million in 2005, as a result of the increase in bandwidth usage.

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•

Commission charges paid to service companies increased by RMB6.3 million to RMB7.4 million (US$0.9 million) in 2006 from RMB1.0 million 2005, mainly as a result of the increase in sales of prepaid point cards.

•	Depreciation and amortization costs of computers and software increased by RMB4.2 million to RMB8.4 million (US$1.1 million) in 2006 from RMB4.2 million in 2005.

These increases were partially offset by the fact that payments to the celebrities acting as our spokespersons for our online games Westward Journey Online II and Fantasy Westward Journey decreased to zero in 2006 compared to RMB15.2 million in 2005. Our contracts with these spokespersons expired in November 2005 and were not renewed.

Advertising Services

Cost of revenues from our advertising services increased 59.3% to RMB125.2 million (US$16.0 million) in 2006 from RMB78.6 million in 2005. The increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

•

Staff-related costs increased by RMB25.5 million to RMB53.4 million (US$6.8 million) in 2006 from RMB27.9 million in 2005, mainly as a result of an increase in salaries and other compensation payments such as bonuses and welfare benefits (including share-based compensation costs of RMB8.3 million (US$1.1 million) following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006) and also due to an expansion of the number of editors of the various content channels for the NetEase websites from 250 as of December 31, 2005 to 293 as of December 31, 2006.

•

Depreciation and amortization costs of computers and software increased by RMB8.3 million to RMB16.2 million (US$2.1 million) in 2006 from RMB7.9 million in 2005, mainly due to additional servers purchased during the year to enhance our on-going business capacity requirements.

•	Bandwidth and server custody fees increased by RMB7.9 million to RMB20.2 million (US$2.6 million) in 2006 from RMB12.3 million in 2005, as a result of an increase in bandwidth usage.

•

Cost of third party content for the NetEase websites increased by RMB1.9 million to RMB11.4 million (US$1.5 million) in 2006 from RMB9.5 million in 2005, as a result of our efforts to improve the range and quality of the content we offer on those sites.

•

Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB1.7 million to RMB12.6 million (US$1.6 million) in 2006 from RMB10.9 million in 2005, due to the improvement in sales driven by the continued increase in demand for advertising space on the NetEase websites.

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Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others increased 30.5% to RMB77.4 million (US$9.9 million) in 2006 from RMB59.3 million in 2005. This increase in cost of revenues in 2006 was primarily due to a combination of the following factors:

•

Depreciation and amortization costs of computers and software increased by RMB15.3 million to RMB34.4 million (US$4.4 million) in 2006 from RMB19.1 million in 2005, mainly due to additional servers purchased during the year to handle the increase in demand for our free services such as our free e-mail services.

•	Bandwidth and server custody fees increased by RMB6.7 million to RMB19.8 million (US$2.5 million) in 2006 from RMB13.1 million in 2005, as a result of an increase in bandwidth usage.

•

Staff-related costs increased by RMB5.0 million to RMB13.8 million (US$1.8 million) in 2006 from RMB8.8 million in 2005, as a result of the increase in share-based compensation costs (which amounted to RMB3.2 million (US$0.4 million) following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006) and also due to redundancy costs paid to staff in rationalizing the wireless value-added services business.

These increases were partially offset by the following factors:

•

SMS network transmission fees decreased by RMB5.6 million to RMB0.8 million (US$0.1 million) in 2006 from RMB6.4 million in 2005 due to a decrease in the number of SMS messages being sent through our instant messaging service, POPO, which we provided free of charge to our customers.

•	Reversal of provision of business tax payable increased by RMB2.4 million to RMB8.2 million (US$1.1 million) in 2006 from RMB5.8 million in 2005.

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Gross Profit

As a result of the strong revenue growth in 2006, our gross profit increased by 33.4% to RMB1,783.1 million (US$228.5 million) in 2006 from RMB1,337.1 million in 2005.

The following table sets forth the audited consolidated gross profits and gross margins of our business activities for the periods indicated. The gross margins in 2005 and 2006 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the business taxes payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues.

	For the Year Ended December 31,
	2005	2006	2006
	RMB	RMB	US$
Gross profit (loss):
Online game services	1,183,322,871	1,651,616,697	211,634,486
Advertising services	142,109,011	136,298,684	17,465,011
Wireless value-added services and others	11,694,626	(4,854,092)	(621,993)

Total gross profit	1,337,126,508	1,783,061,289	228,477,504

Gross margin:
Online game services	89.6%	90.2%	90.2%
Advertising services	64.4%	52.1%	52.1%
Wireless value-added services and others	16.5%	(6.7)%	(6.7)%

Total gross margin	82.9%	82.4%	82.4%

The decrease in total gross margin was primarily due to the fact that the decrease in gross margin for advertising services and wireless value-added services and others outweighed the increase in gross margin for online game services.

The increase in gross margin for online game services in 2006 was mainly due to increased revenue resulting from the continued increase in popularity of Fantasy Westward Journey in 2006, which outpaced the increase in cost of revenues. The cost of revenues for online games services are mainly fixed or incremental in nature such that the increase in revenues do not necessarily lead to a corresponding increase in cost of revenues. Such scalability and operational leverage of online game services led to the improvement in gross margins.

The decrease in gross margin for advertising services was mainly due to the increase in salaries and other benefits paid to content editors and the increased costs associated with our online advertising business so as to enhance the content and attractiveness of the NetEase websites.

The gross margin for wireless value-added services and others decreased significantly in 2006 compared to 2005, which was mainly due to an increase in the cost of revenues from these services, as we continued to offer various free services such as e-mail. This resulted in higher costs associated with these services, in particular higher server depreciation costs.

29

Operating Expenses

Total operating expenses increased by 39.7% to RMB503.2 million (US$64.5 million) in 2006 from RMB360.3 million in 2005. Operating expenses as a percentage of total net revenue increased from 22.3% in 2005 to 23.2% in 2006. The increase was driven primarily by an increase in all categories of operating expenses, particularly general and administrative expenses and research and development expenses.

Selling and marketing expenses increased by 11.8% to RMB170.1 million (US$21.8 million) in 2006 from RMB152.2 million in 2005, primarily due to the increase in staff-related costs of approximately RMB34.0 million (US$4.4 million) as a result of an increase in salaries (including share-based compensation costs of RMB21.1 million (US$2.7 million) following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006) and commissions paid to our advertising sales team and online game team. This increase was substantially offset by the overall reduction in the number of company-sponsored marketing events which reduced selling and marketing expenses by approximately RMB13.9 million (US$1.8 million) in 2006.

General and administrative expenses increased by 52.5% to RMB179.9 million (US$23.0 million) in 2006 from RMB117.9 million in 2005 primarily due to the following reasons:

•

Increase in staff-related costs by approximately RMB26.2 million (US$3.4 million), mainly as a result of an increase in salaries and other compensation payments such as bonuses and welfare benefits (including share-based compensation costs of RMB37.4 million (US$4.8 million) following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006).

•

Increase in professional fees of approximately RMB14.8 million (US$1.9 million) mainly due to additional costs incurred for engaging consultants to assist in compliance with the U.S. Sarbanes-Oxley Act.

•

Increase in office rentals (including imputed rental expense for the property we occupy in Guangzhou), decoration and office charges for our offices in Beijing and Guangzhou of approximately RMB12.6 million (US$1.6 million).

•	Increase in allowance for bad and doubtful debts of approximately RMB3.9 million (US$0.5 million).

Research and development expenses increased 69.9% to RMB153.2 million (US$19.6 million) in 2006 from RMB90.2 million in 2005, primarily due to the following reasons:

•

Increase in staff-related costs by approximately RMB71.6 million (US$9.2 million), mainly as a result of an increase in salaries and other compensation benefits such as bonuses and welfare benefits (including share-based compensation costs of RMB26.2 million (US$3.4 million) following our adoption of SFAS 123R for the fiscal year beginning January 1, 2006), for the enhancement of existing products and for the development of new products.

•	The research and development expense of approximately RMB20.7 million resulting from the upfront fee we paid for licensing a 3D game technology in 2005 did not recur in 2006.

•	A one-time write-off of RMB11.6 million (US$1.4 million) in software cost for our licensed online 3D game, Fly for Fun, in 2006.

30

Allowances for Doubtful Accounts

Since we started consolidating our VIEs in 2004, our receivable balances have been due from third parties which appear on the books of accounts of our VIEs. Because NetEase.com, Inc. relies on Guangzhou NetEase, Guangyitong Advertising and Ling Yi to collect monies from their customers to realize its revenues earned from providing consulting services, NetEase.com, Inc. also assists these affiliates to manage their receivable balances.

As of December 31, 2006, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB155.8 million (US$20.0 million). After providing for doubtful accounts in the amount of RMB24.1 million (US$3.1 million), the net balance of accounts receivable was RMB131.7 million (US$16.9 million) as of December 31, 2006. The allowance for doubtful accounts consisted of general provisions of RMB11.8 million (US$1.5 million) and specific provisions for certain debtors of RMB12.3 million (US$1.6 million).

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As of December 31, 2006, we had three customers with a receivable balance exceeding 10% of the total accounts receivable balance. Details of the approximate total outstanding accounts receivable balance then outstanding (and percentage thereon) are set out below:

Customer A: RMB19.3 million (US$2.5 million) or 12.4%

Customer B: RMB19.6 million (US$2.5 million) or 12.6%

Customer C: RMB15.8 million (US$2.0 million) or 10.2%

With respect to the accounts receivable balances of the above-mentioned customers, we established an allowance for doubtful accounts totaling RMB5.6 million (US$0.7 million) at December 31, 2006. We had no such allowance for those customers at December 31, 2005.

Other Income (Expenses)

Other income in 2006 mainly consisted of interest income. Interest income increased to RMB94.4 million (US$12.1 million) in 2006 from RMB58.1 million in 2005, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million Zero Coupon Convertible Subordinated Notes issued in July 2003. Investment income decreased to RMB0.3 million (US$0.04 million) in 2006 from RMB1.3 million in 2005, mainly due to less interest income generated from investments in US treasury notes and bonds as these notes and bonds matured during 2005. Interest expense decreased to zero in 2006 from RMB0.3 million in 2005, as the accrual of interest payable to the holders of our convertible notes from January 10, 2004 which became due ceased on January 26, 2005. In 2006, we recognized an exchange loss of RMB1.0 million (US$0.1 million) upon translating monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi, due to the appreciation in the value of Renminbi. In 2005, we recognized an exchange loss of RMB8.4 million.

31

Income Tax

Income tax increased significantly to RMB132.5 million (US$17.0 million) in 2006 from RMB95.0 million in 2005. The increase was mainly due to an increase in revenues and taxable income in 2006 and the end of a tax holiday in January 2005 for one of our subsidiary companies in Guangzhou. Our effective tax rate in 2006 was 9.6% as compared with 9.2% in 2005.

Net Profit

As a result of the foregoing, net profit increased by 33.3% to RMB1,242.8 million (US$159.2 million) in 2006 from RMB932.0 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

Total net revenues increased by 78.4% to RMB1,612.4 million in 2005 from RMB903.6 million in 2004. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 81.9%, 13.7% and 4.4%, respectively, of our total net revenues in 2005. This compares with 65.8%, 17.3% and 16.9%, respectively, in 2004.

Online Games Services

Net revenues from online games services increased by 122.2% to RMB1,320.6 million in 2005 from RMB594.3 million in 2004. This increase was mainly due to the increase in popularity of our two in-house developed MMORPGs, Westward Journey Online II and Fantasy Westward Journey. The number of peak concurrent players for Westward Journey Online II increased to approximately 535,000 in December 2005 from approximately 349,000 in December 2004, and the number of peak concurrent players for Fantasy Westward Journey increased to approximately 1,043,000 in December 2005 from 356,000 in December 2004. The number of average concurrent players for Westward Journey Online II increased to approximately 207,000 in December 2005 from approximately 156,000 in December 2004. The number of average concurrent users for Fantasy Westward Journey increased to approximately 384,000 in December 2005 from approximately 159,000 in December 2004. The increase in revenues resulted from the increase in popularity of these two games throughout 2005, which was mainly attributable to the successful launching of new expansion packs for each game in the year.

Advertising Services

Net revenues from advertising services increased by 41.0% to RMB220.7 million in 2005 from total revenues of RMB156.5 million in 2004, primarily due to the increase in demand for advertising space on the NetEase websites which resulted primarily from our ongoing efforts to improve the content of the NetEase’s websites and expand our user base.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search and classified ad services) increased to approximately RMB508,000 in 2005 from RMB386,000 in 2004. The number of traditional advertisers using the NetEase websites increased to 387 in 2005 from 370 in 2004, with revenues from our top ten advertisers comprising 46.6% of our total advertising services revenues in 2005 as compared to 39.8% in 2004.

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Wireless Value-Added Services and Others

Net revenue from wireless value-added services and others decreased by 53.5% to RMB71.0 million from RMB152.7 million in 2004. This decrease was primarily due to the decrease in the number of paying customers for our SMS services. The decrease was due mainly to continuing intense competition in the wireless value-added services market, in particular in the market for SMS services, and the Company’s reduced focus on this business area.

In addition, we believe that the wireless value-added services market is increasingly shifting towards next generation technologies. Revenues generated from 2.5G (MMS and WAP) and IVRS related wireless value-added services accounted for approximately 12.9% and 38.5% of our total revenues from wireless value-added services and others in 2004 and 2005, respectively.

Cost of Revenues

Our cost of revenues increased by 49.7% to RMB275.2 million in 2005 from RMB183.8 million in 2004 due primarily to increased cost of revenues for online games and advertising services. In 2005, costs relating to online games services, advertising services and wireless value-added services and others represented 49.9%, 28.5% and 21.6% of total cost of revenues, respectively. This compares with 40.6%, 29.4% and 30.0% of the cost of revenues, respectively, in 2004.

Online Games Services

Cost of revenues from our online games services increased by 84.0% to RMB137.3 million in 2005 from RMB74.6 million in 2004. This increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

•

Business tax payable by us on intra-group revenues related to online games from our VIEs increased by RMB36.3 million to RMB66.0 million in 2005 from RMB29.7 million in 2004 due to strong revenue growth driven by the continued growth of our Fantasy Westward Journey game and, to a lesser extent, our Westward Journey Online II game.

•

The revenue share payable to Internet data centers increased by RMB12.8 million to RMB17.1 million from RMB4.3 million in 2004, as a result of the increase in the number of server rentals from Internet data centers particularly for Fantasy Westward Journey.

•

Bandwidth and server custody fees increased by RMB9.3 million to RMB13.4 million in 2005 from RMB4.1 million in 2004, as a result of an increase in bandwidth usage. Average costs per gigabyte decreased to approximately RMB146,000 in 2005 from approximately RMB161,000 in 2004.

•

Payments to the celebrities acting as our spokespersons for our online games Westward Journey Online II and Fantasy Westward Journey increased by RMB2.9 million to RMB15.2 million in 2005 from RMB12.3 million in 2004. These payments were calculated on the basis of a percentage of revenues we earned from the games, and the increase in payments in 2005 was directly related to the increase in revenues from Westward Journey Online II and Fantasy Westward Journey. Our contracts with these spokespersons expired in November 2005.

33

Advertising Services

Cost of revenues from our advertising services increased 45.3% to RMB78.6 million in 2005 from RMB54.1 million in 2004. The increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

•	Bandwidth and server custodian fees increased by RMB6.0 million to RMB12.3 million in 2005 from RMB6.3 million in 2004 as a result of increase in bandwidth usage.

•

Staff-related costs increased by RMB5.5 million to RMB27.9 million in 2005, compared to RMB22.4 million in 2004, mainly as a result of the increase in salary and other compensation payments and also due to the expansion of the number of editors of the various content channels for the NetEase websites from 236 as of December 31, 2004 to 250 as of December 31, 2005.

•

Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB3.8 million to RMB10.9 million in 2005 from RMB7.1 million in 2004 due to the improvement in sales driven by the continued increase in demand for advertising space on the NetEase websites.

•	Fees payable to a vendor for the use of search results generated by its search engine increased by RMB3.1 million to RMB4.1 million in 2005 from RMB1.0 million in 2004 as a result of increased usage.

•	Fees payable to third-party vendors for the use of rich media advertising applications on the NetEase websites increased by RMB3.6 million to RMB4.0 million in 2005 from RMB0.4 million in 2004.

•	Cost of third party content for the NetEase websites remained relatively stable at approximately RMB9.4 million in both 2004 and 2005.

Wireless Value-Added Services and Others

Cost of revenues from our wireless value-added services and others increased 7.6% to RMB59.3 million in 2005 from RMB55.1 million in 2004. This increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

•

Depreciation and amortization cost of computers and software increased by RMB10.9 million to RMB19.1 million in 2005 from RMB8.2 million in 2004, mainly due to additional servers purchased during the year to handle the increase in demand for our free services such as our free e-mail services.

•	Bandwidth and server custody fees increased by RMB7.1 million to RMB13.1 million in 2005 from RMB6.0 million in 2004, as a result of an increase in bandwidth usage.

34

These increases were partially offset by a combination of the following factors:

•

Staff-related costs decreased by RMB8.3 million to RMB8.8 million in 2005 from RMB17.1 million in 2004 as a result of decreased salaries and other staff-related costs such as welfare costs and bonuses in 2005 as a result of our reduced focus on wireless value-added services.

•

Business tax payable by us on intra-group revenues related to wireless value-added and other fee-based premium services from our VIEs decreased by RMB4.0 million to RMB3.6 million in 2005 from RMB7.6 million in 2004, due to the decrease in sales of SMS services as a result of intense competition and the other factors described above under “Revenues.” There was also a reversal of provision of business tax payable of RMB5.8 million in 2005 compared to a reversal of provision of business tax payable of RMB0.6 million in 2004.

•

SMS network transmission fees decreased by RMB2.0 million to RMB6.4 million in 2005 from RMB8.4 million in 2004 due to the decrease in number of SMS messages being sent through our instant messaging service, POPO, which we provided free of charge to our customers.

•

We recorded a one-time write-off of RMB2.8 million in 2004 related to a prepayment to a domestic television variety show producer, with which we have been partnering for certain of our SMS services. There was no such item in 2005.

Gross Profit

As a result of the strong revenue growth in 2005, our gross profit increased by 85.8% to RMB1,337.1 million in 2005 from RMB719.8 million in 2004.

The following table sets forth the audited consolidated gross profits and gross margins of our business activities for the periods indicated. The gross margins in 2004 and 2005 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the business taxes payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues. As a result of the adoption of FIN 46 and consolidation of our VIEs since 2004, the gross margins for the year ended December 31, 2004 have been restated in the table below to conform with the current presentation adopted by us for the years ended December 31, 2004 and 2005.

	For the Year Ended December 31,
	2004	2005
	RMB	RMB
Gross profit:
Online game services	519,715,215	1,183,322,871
Advertising services	102,458,256	142,109,011
Wireless value-added services and others	97,620,961	11,694,626

Total gross profit	719,794,432	1,337,126,508

Gross margin:
Online game services	87.4%	89.6%
Advertising services	65.5%	64.3%
Wireless value-added services and others	63.9%	16.5%

Total gross margin	79.7%	82.9%

35

The increase in total gross margin was primarily due to the fact that the increase in gross margin for online game services and advertising services outweighed the decrease in gross margin for wireless value-added services and others.

The increase in gross margin for online game services in 2005 was mainly due to increased revenue resulting from the continued increase in popularity of Westward Journey Online II and Fantasy Westward Journey in 2005, which outpaced the increase in cost of revenues. The cost of revenues for online games is mainly composed of business tax payable on intra-group revenues, staff-related costs, bandwidth and server custodian fees, server depreciation costs and payments to celebrity spokespersons. Except for the bandwidth and server custodian fees and revenue share payable to Internet data center partners, which increased at a faster rate than the rate of increase in revenues, and staff costs which remained stable in 2005, all of the other cost components increased at a much lower pace. All these factors contributed to the improvement in gross margin in 2005 when compared with 2004.

The slight decrease in gross margin for advertising services was mainly due to the increased bandwidth costs.

The gross margin for wireless value-added services and others decreased significantly in 2005 compared to 2004. This decrease resulted from the fact that the significant reduction in revenues from wireless value-added services was not accompanied by a corresponding decrease in cost of revenues from these services, as we continued to offer various free services such as e-mail. This resulted in higher costs associated with these services, in particular higher server depreciation costs.

Operating Expenses

Total operating expenses increased by 32.3% to RMB360.3 million in 2005 from RMB272.3 million in 2004. Operating expenses as a percentage of total net revenue decreased from 30.1% in 2004 to 22.3% in 2005. The decrease was driven primarily by the lower rate of increase in operating expenses compared to revenues.

Selling and marketing expenses decreased slightly by 0.4% to RMB152.2 million in 2005 from RMB152.8 million in 2004, primarily due to our discontinuation of certain outdoor advertising and an overall reduction in the number of company-sponsored marketing events which reduced selling and marketing expenses by approximately RMB25.7 million in 2005. This reduction was substantially offset by the following:

•

Increase in staff-related costs of approximately RMB13.0 million as a result of an increase in salaries and commissions paid to our advertising sales team. Such increase was consistent with the increase in advertising revenues in 2005 when compared to 2004.

•

Increase in labor costs paid to game promotion personnel of approximately RMB5.5 million to approximately RMB8.5 million in 2005 from approximately RMB3.0 million in 2004 due to the expansion of game promotion in 2005.

General and administrative expenses increased by 16.0% to RMB117.9 million in 2005 from RMB101.6 million in 2004 primarily due to the increase in staff-related costs, including salaries, bonuses and welfare benefits, of approximately RMB15.2 million as a result of an increase in the number of employees.

36

Research and development expenses increased 162.4% to RMB90.2 million in 2005 from RMB34.4 million in 2004. This increase was primarily due to the increase in staff-related costs of RMB35.0 million resulting largely from the recruitment of programmers and technicians to assist our online games business, and a research and development expense of approximately RMB20.7 million resulting from the license of a 3D game technology in 2005.

Allowances for Doubtful Accounts

As of December 31, 2005, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB91.3 million. After providing for doubtful accounts in the amount of RMB21.7 million, the net balance of accounts receivable was RMB69.6 million as of December 31, 2005, which consisted of general provisions of RMB3.6 million and specific provisions for certain debtors of RMB18.1 million.

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As of December 31, 2005, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance, namely EachNet Information Services (Shanghai) Co., Ltd. which owed us approximately RMB11.3 million, representing 12.4% of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivable balance was made because of the current nature of such balance.

Other Income (Expenses)

Other income in 2005 mainly consisted of interest income. Interest income increased to RMB58.1 million in 2005 from RMB22.3 million in 2004, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million Zero Coupon Convertible Subordinated Notes issued in July 2003. Investment income decreased to RMB1.3 million in 2005 from RMB3.5 million in 2004, mainly due to less interest income generated from investments in US treasury notes and bonds as these notes and bonds matured during 2005. Interest expense decreased to RMB0.3 million in 2005 from RMB3.9 million in 2004, as the accrual of interest payable to the holders of our convertible notes from January 10, 2004 which became due ceased on January 26, 2005. In 2005, we recognized exchange losses of RMB8.4 million upon translating monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi, due to the appreciation in the value of Renminbi. In 2004, no significant exchange gains or losses were recognized.

Income Tax

Income tax increased significantly to RMB95.0 million in 2005 from RMB28.6 million in 2004. The increase was mainly due to an increase in revenues and taxable income in 2005 and the end of a tax holiday in January 2005 for one of our subsidiary companies in Guangzhou. Our effective tax rate in 2005 was 9.3% as compared with 6.1% in 2004.

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Net Profit

As a result of the foregoing, net profit increased by 111.1% to RMB932.0 million in 2005 from RMB441.4 million in 2004. Net profit increased at a faster rate than gross profit for the year ended December 31, 2005, principally because of the relatively lower rate of increase in operating expenses compared to cost of revenues. In particular, selling and marketing expenses remained relatively stable in 2005 as compared with 2004, as a result of reduced marketing spending on brand advertising.

Quarterly Results of Operations Data

The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the four fiscal quarters for the year ended December 31, 2006 in Renminbi. Our management believes this data has been prepared substantially on the same basis as the consolidated audited financial statements, including all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for any quarter are not necessarily indicative of results for any future quarter. You should read the quarterly data for the four quarters set forth below in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

	Quarter Ended
	March 31, 2006 (Unaudited)	June 30, 2006 (Unaudited)	September 30, 2006 (Unaudited)	December 31, 2006 (Unaudited)
	RMB	RMB	RMB	RMB
Revenues:

Online game services	450,559,604	486,006,106	467,910,918	451,586,343
Advertising services	61,562,176	68,763,795	83,359,202	72,087,480
Wireless value-added services and others	17,633,673	20,507,390	20,632,782	16,632,276

Total revenues	529,755,453	575,277,291	571,902,902	540,306,099
Business tax	(20,761,791)	(22,646,424)	(23,297,732)	13,823,672

Net revenues	508,993,662	552,630,867	548,605,170	554,129,771

Cost of revenues:
Online game services	(41,630,463)	(43,479,571)	(47,833,799)	(45,733,082)
Advertising services	(27,512,062)	(31,587,268)	(33,447,437)	(32,636,526)
Wireless value-added services and others	(19,018,108)	(20,203,005)	(19,179,820)	(19,037,040)

Total cost of revenues	(88,160,633)	(95,269,844)	(100,461,056)	(97,406,648)

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	Quarter Ended
	March 31, 2006 (Unaudited)	June 30, 2006 (Unaudited)	September 30, 2006 (Unaudited)	December 31, 2006 (Unaudited)
	RMB	RMB	RMB	RMB
Gross profit	420,833,029	457,361,023	448,144,114	456,723,123

Operating expenses:
Selling and marketing expenses	(42,999,177)	(44,210,634)	(46,106,919)	(36,825,961)
General and administrative expenses	(39,445,469)	(43,807,041)	(46,650,953)	(49,976,139)
Research and development expenses	(31,024,759)	(46,293,935)	(38,730,988)	(37,112,476)

Total operating expenses	(113,469,405)	(134,311,610)	(131,488,860)	(123,914,576)

Operating profit	307,363,624	323,049,413	316,655,254	332,808,547

Other income (expenses):
Investment income	32,067	100,931	104,838	102,885
Interest income	22,808,447	24,263,200	24,631,766	22,661,439
Interest expenses	—	—	—	—
Other, net	(2,177,007)	(414,399)	1,588,129	1,283,947

Profit before tax	328,027,131	349,999,145	342,979,987	356,856,818

Income tax expenses	(34,369,613)	(32,888,956)	(28,200,106)	(37,026,868)

Profit after tax	293,657,518	314,110,189	314,779,881	319,829,950

Minority interests	—	—	—	400,046

Net profit	293,657,518	314,110,189	314,779,881	320,229,996

LIQUIDITY AND CAPITAL RESOURCES

Our capital requirements relate primarily to financing:

•	our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

•	costs associated with the expansion of our business, such as the purchase of servers.

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Operating Activities

Cash provided by operating activities was RMB1,596.1 million (US$204.5 million), RMB1,104.8 million and RMB614.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. For the year ended December 31, 2006, cash provided by operating activities consisted primarily of our operating profit of RMB1,242.80 million (US$159.2 million), adjusted for, principally:

•	an increase in accounts payable and other liabilities totaling RMB242.8 million (US$31.1 million),

•	depreciation and amortization charges of RMB82.7 million (US$10.6 million),

•	an increase in accounts receivable of RMB69.6 million (US$8.9 million),

•	an increase in allowance for doubtful accounts of RMB7.5 million (US$1.0 million),

•	an increase in prepayments and other current assets of RMB13.9 million (US$1.8 million), and

•	an increase in deferred tax assets of RMB11.2 million (US$1.4 million).

For the year ended December 31, 2005, cash provided by operating activities consisted primarily of our operating profit of RMB932.0 million, adjusted for, principally:

•	an increase in accounts payable and other liabilities totaling RMB163.7 million,

•	depreciation and amortization charges of RMB48.7 million,

•	an increase in deferred tax assets of RMB19.9 million,

•	an increase in accounts receivable of RMB16.9 million,

•	an increase in prepayments and other current assets of RMB13.1 million, and

•	an increase in exchange losses of RMB8.4 million.

For the year ended December 31, 2004, cash provided by operating activities consisted primarily of our operating profit of RMB441.4 million, adjusted for:

•	depreciation and amortization charges of RMB34.3 million,

•	an increase in provisions for doubtful debts of RMB8.0 million,

•	an increase in accounts payable and other liabilities totaling RMB112.8 million,

•	a decrease in accounts receivable of RMB7.6 million,

•	a decrease in prepayments and other current assets of RMB0.4 million, and

•	a decrease in deferred tax assets of RMB9.7 million.

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Investing Activities

Cash used in investing activities was RMB1,218.2 million (US$156.1 million) for the year ended December 31, 2006, cash provided by investing activities was RMB1,618.7 million for the year ended December 31, 2005, and cash used in investing activities was RMB105.8 million for the year ended December 31, 2004. For the year ended December 31, 2006, cash used in investing activities mainly consisted of an increase in investments in time deposits of RMB2,164.9 million (US$277.4 million), rollover of matured time deposits of RMB1,125.1 million (US$144.2 million) and the purchase of fixed assets of RMB142.5 million (US$18.3 million). For the year ended December 31, 2005, cash used in investing activities mainly consisted of an increase in investments in time deposits of RMB1,692.5 million and the purchase of fixed assets of RMB92.6 million, partially offset by a decrease in held-to-maturity investments of RMB165.5 million. For the year ended December 31, 2004, cash provided by investing activities mainly consisted of a decrease in held-to-maturity investments of RMB166.6 million, offset in part by the purchase of fixed assets of RMB60.1 million.

Financing Activities

Cash used in financing activities was RMB829.1 million (US$106.2 million) in 2006. Cash provided by financing activities was RMB105.5 million and RMB32.0 million for 2005 and 2004, respectively. For the year ended December 31, 2006, cash used in financing activities mainly consisted of company share repurchases of RMB873.4 million (US$111.9 million), partially offset by proceeds from the issuance of shares on the exercise of employee stock options of RMB44.1 million (US$5.7 million). For the year ended December 31, 2005, cash provided by financing activities mainly consisted of proceeds from the issuance of ordinary shares upon the exercise of employee share options of RMB105.7 million. For the year ended December 31, 2004, cash provided by financing activities mainly consisted of proceeds from the issuance of ordinary shares upon the exercise of employee share options of RMB30.7 million and an increase in other long-term payables of RMB1.3 million.

Although we have been profitable in the last three fiscal years, we cannot be certain that we can sustain or grow this level of profitability in future periods. In particular, our selling and marketing expenses, our general and administrative expenses and our research and development expenses have remained relatively high due primarily to staff costs and promotional activities. Further, although our revenue has grown significantly in the last three fiscal years, we have only a limited track record offering our services, including our online games, and cannot be certain that we will be able to maintain or grow such revenue. Nonetheless, given our positive cash flows in recent years and our issuance of US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes in July 2003, we believe that such cash and revenue will be sufficient for us to meet our obligations for the foreseeable future.

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Indebtedness

As of December 31, 2006, we had US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes due July 15, 2023 outstanding. Because we did not register the notes and the ordinary shares issuable upon conversion of the notes with the SEC in accordance with the Registration Rights Agreement dated July 8, 2003 between our company and the initial purchaser of the notes, for the benefit of the holders of the notes and the ordinary shares issuable upon conversion of the notes, interest became payable on the notes from January 10, 2004 until January 25, 2005 at a rate of 0.50% per annum.

On May 17, 2007, we entered into a revolving loan facility with the Hong Kong office of a commercial bank, which is available, upon our request, for the refinancing of our convertible notes upon redemption requests by noteholders. The facility is a committed facility in the amount of US$100 million expiring on July 31, 2008 with an interest rate of 0.10% per annum over the London Inter Bank Offering Rate upon drawdown. A commitment fee of 0.05% per annum on the undrawn balance of the facility amount is payable annually in arrears from the start of the availability period to the maturity date. Under the committed facility, the lender created a general lien and reserved the right to combine and consolidate all or any of the accounts we maintain with the bank in an amount of US$100 million. In light of the committed facility, we classified the callable obligations of the convertible notes as long-term payable in accordance with SFAS No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced.” This classification is consistent with ARB No. 43 and SFAS No. 78, “Classification of Obligations that are Callable by the Creditor.”

RESEARCH AND DEVELOPMENT

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2004, 2005 and 2006, we spent RMB34.4 million, RMB90.2 million and RMB153.2 million (US$19.6 million), respectively, on research and development activities.

42

TREND INFORMATION

Based on our observations, we believe that the following trends are likely to have a material effect on our business in the near term:

•

We believe that there has been increasing demand by online game users for new and unique online games and increasing competition in this area. We believe that these trends will force us to devote additional resources to developing and launching additional games, updating existing games at a faster rate than we have in the past and licensing games from third parties. In particular, the online game industry in China is transitioning from 2D to 3D games, with numerous new 3D game titles being launched in the market in recent years. In response to this trend, we have been devoting additional resources to developing or licensing 3D games. Nonetheless, we also believe that the market for 2D online games will continue to grow in popularity for the foreseeable future.

•

Our online games business may be adversely affected if, as is predicted by some industry commentators, the Chinese government takes additional steps to slow the growth in this market. We may not be able to adequately respond to any such regulatory changes in the online games market.

•

Our games use the pay-to-play revenue model whereby players purchase our prepaid point cards to pay for playing time. A number of our competitors, including Shanda Interactive Entertainment Limited and Kingsoft Corp., have been transitioning to an item-billing revenue model where end users are able to play the basic functions of the online games for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. If there is an overall shift in the online game market in China to an item-billing or another revenue model, we may be unable to launch new games or new versions of existing games which effectively use such model, and we may be required to make significant research and development and selling and marketing expenditures to develop and promote such games.

•

Online video content is becoming increasingly popular among Internet users in China. Many providers of video content prefer to enter into exclusive distribution agreements with Internet portals. Accordingly, we believe that the sources for such content are more limited in comparison to other types of content.

•

The pace of development of widely accepted online payment systems in China has remained slow thus far. In response, we have developed and deployed a prepaid point card as an alternative online payment system for our services.

•

The decrease in the rate of growth of Internet users in China in recent years may continue. In that case, we may have to increase our service offerings or increase our marketing and advertising efforts in order for us to continue to grow our business.

•

A general increase in competition for online services has elevated the importance of brand building and brand awareness. We believe that this trend may require us to increase our marketing and advertising efforts and budgets in order to keep our brand names and the NetEase websites visible and prominent.

43

•

We expect that for at least the next several quarters, our fixed costs in connection with our Internet portal business will increase, without a corresponding increase in revenue, due to the ongoing increase in the number of users for our free e-mail service and increasing bandwidth fees resulting from increased usage of the NetEase websites. In addition, we expect that the increasing popularity of online video content will increase our cost because it requires significant bandwidth to deliver and requires us to invest in new video streaming technology.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of long-term payables related to installment payments for the purchase of servers, server custody fees and capital expenditures related to the purchase of servers. The following sets forth our commitments for long-term payables, operating leases, server custody fees and capital expenditures as of December 31, 2006 (in U.S. dollars):

	Rental commitments	Server custody fee commitments	Capital commitments	Total
2007	1,511,466	5,104,616	125,812	6,741,894
2008	1,286,970	—	—	1,286,970
2009	466,602	—	—	466,602

	3,265,038	5,104,616	125,812	8,495,466

Other than the obligations set forth above, we do not have any long-term commitments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

44

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, but as noted above, a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our American Depositary Shares, or ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the US dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in US dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a RMB1.1 million (US$0.1 million) exchange loss in 2006. We have not engaged in any hedging activities, and we may experience additional economic loss as a result of any foreign currency exchange rate fluctuations. In addition, we cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. FIN 48 will be effective beginning in the first quarter of 2007. We do not expect the adoption of FIN 48 will have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 will be effective in the first quarter of 2008. We are currently evaluating the impact of the provisions of SFAS 157.

45

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 does not change the staff’s previous guidance in SAB 99 on evaluating the materiality of misstatements. SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the “rollover” approach and the “iron curtain” approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. The provisions of SAB 108 had no impact on our consolidated financial statements as of December 31, 2006.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159), which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS No. 159 will be effective for us on January 1, 2008. We are currently assessing the potential impact that the adoption of SFAS No. 159 will have on our financial statements.

46

NETEASE.COM, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management’s report on internal control over financial reporting	48

Report of independent registered public accounting firm	49-50

Consolidated balance sheets at December 31, 2005 and 2006	51

Consolidated statements of operations and comprehensive income for the years ended December 31, 2004, 2005 and 2006	52

Consolidated statements of shareholders’ equity for the years ended December 31, 2004, 2005 and 2006	53

Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006	54-55

Notes to the consolidated financial statements	56-86

Financial statements schedule I	87-90

47

Management’s Report on Internal Control Over Financial Reporting

The management of NetEase.com, Inc., or the Company, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, with the participation of the Company’s principal executive and principal financial officers, assessed the effectiveness of the Company’s internal control over financial reporting as of end of the most recent fiscal year, December 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm, who audited the financial statements included in Form 20-F, has issued an auditor’s report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. This report appears on page 49.

48

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase.com, Inc.:

We have completed an integrated audit of NetEase.com, Inc.’s December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its December 31, 2005 and December 31, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows expressed in Chinese Renminbi (“RMB”) present fairly, in all material respects, the financial position of NetEase.com, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related Financial Statements Schedule I as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and Financial Statements Schedule I are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and Financial Statements Schedule I based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 (k) to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing on page F-1 of Form 20-F, that NetEase.com, Inc. maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, NetEase.com, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. NetEase.com, Inc. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of NetEase.com, Inc.’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An

49

audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

June 26, 2007

50

Consolidated Balance Sheets

	Note	December 31, 2005	December 31, 2006	December 31, 2006
		RMB	RMB	US$
Assets

Current assets:
Cash		1,685,744,081	1,206,476,526	154,595,216
Time deposits		1,691,976,255	2,731,396,687	349,995,091
Accounts receivable, net	4	69,631,541	131,724,899	16,878,935
Prepayments and other current assets	5	30,021,448	33,913,350	4,345,581
Deferred tax assets	9(c)	19,929,499	25,674,468	3,289,869

Total current assets		3,497,302,824	4,129,185,930	529,104,692

Non-current assets:
Non-current rental deposits		1,341,162	3,353,209	429,673
Property, equipment and software, net	6	126,341,533	224,207,833	28,729,493
Deferred tax assets	9(c)	—	5,502,361	705,060
Other long-term assets	7	—	11,458,497	1,468,266

Total non-current assets		127,682,695	244,521,900	31,332,492

Total assets		3,624,985,519	4,373,707,830	560,437,184

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable		28,848,690	105,555,248	13,525,614

Salary and welfare payable	8	46,438,269	54,924,038	7,037,844
Taxes payable	10	83,828,862	95,476,498	12,234,146
Deferred revenue	12	231,670,971	385,720,720	49,425,394
Deferred tax liabilities	9(c)	3,940,854	3,391,754	434,612
Accrued liabilities	11	20,751,404	31,340,217	4,015,866

Total current liabilities		415,479,050	676,408,475	86,673,476

Long-term Payable:
Zero-coupon convertible subordinated notes due July 15, 2023	13	806,858,596	780,253,918	99,980,000
Other long-term payable		11,554,512	11,377,256	1,457,856

Total long-term payable		818,413,108	791,631,174	101,437,856

Total liabilities		1,233,892,158	1,468,039,649	188,111,332

Commitments and contingencies	17

Minority interests		—	—	—

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,263,526,525 shares issued and outstanding as of December 31, 2005 and 3,195,024,725 shares issued and 3,158,385,050 shares outstanding as of December 31, 2006	14, 18	2,700,407	2,645,941	339,045
Additional paid-in capital	14, 18	1,129,733,009	590,597,648	75,677,868
Treasury stock	18	—	(188,802,099)	(24,192,681)
Statutory reserves		135,238,835	163,117,928	20,901,568
Translation adjustments		210,838	—	—
Retained earnings		1,123,210,272	2,338,108,763	299,600,052

Total shareholders’ equity		2,391,093,361	2,905,668,181	372,325,852

Total liabilities and shareholders’ equity		3,624,985,519	4,373,707,830	560,437,184

The accompanying notes are an integral part of these consolidataed financial statements.

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Consolidated Statements of Operations and Comprehensive Income

	For the year ended December 31,
	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Revenues:
Online game services		628,936,223	1,379,475,803	1,856,062,971	237,831,777
Advertising services		171,054,305	241,200,444	285,772,653	36,618,272
Wireless and value-added services and others		158,310,317	73,742,136	75,406,121	9,662,372

		958,300,845	1,694,418,383	2,217,241,745	284,112,421
Business taxes	9(b)	(54,703,018)	(82,054,902)	(52,882,275)	(6,776,217)

Net revenues		903,597,827	1,612,363,481	2,164,359,470	277,336,204
Cost of revenues		(183,803,395)	(275,236,973)	(381,298,181)	(48,858,700)

Gross profit		719,794,432	1,337,126,508	1,783,061,289	228,477,504

Operating expenses:
Selling and marketing expenses		(152,842,334)	(152,192,422)	(170,142,691)	(21,801,706)
General and administrative expenses		(101,631,070)	(117,942,605)	(179,879,602)	(23,049,372)
Research and development expenses		(34,362,806)	(90,170,092)	(153,162,158)	(19,625,858)
Insurance claims settlement for the now-settled class action litigation		16,553,200	—	—	—

Total operating expenses		(272,283,010)	(360,305,119)	(503,184,451)	(64,476,936)

Operating profit		447,511,422	976,821,389	1,279,876,838	164,000,568
Other income (expenses):
Investment income		3,522,169	1,301,975	340,721	43,659
Interest income		22,333,511	58,070,148	94,364,852	12,091,702
Interest expense		(3,877,129)	(344,859)	—	—
Exchange losses		—	(8,360,834)	(958,435)	(122,812)
Other, net		507,428	(540,628)	1,239,105	158,776

Profit before tax		469,997,401	1,026,947,191	1,374,863,081	176,171,893
Income tax	9(a)	(28,576,719)	(94,957,022)	(132,485,543)	(16,976,403)

Profit after tax		441,420,682	931,990,169	1,242,377,538	159,195,490
Minority interests		—	—	400,046	51,261

Net profit		441,420,682	931,990,169	1,242,777,584	159,246,751

Comprehensive Income		441,420,682	931,990,169	1,242,777,584	159,246,751

Earnings per share, basic	16	0.14	0.29	0.38	0.05

Earnings per ADS, basic		3.49	7.22	9.61	1.23

Earnings per share, diluted	16	0.13	0.26	0.36	0.05

Earnings per ADS, diluted		3.24	6.59	8.91	1.14

Weighted average number of ordinary shares outstanding, basic	16	3,157,841,781	3,225,684,510	3,231,832,008	3,231,832,008

Weighted average number of ADS outstanding, basic		126,313,671	129,027,380	129,273,280	129,273,280

Weighted average number of ordinary shares outstanding, diluted	16	3,491,430,437	3,565,412,019	3,498,405,110	3,498,405,110

Weighted average number of ADS outstanding, diluted		139,657,217	142,616,481	139,936,204	139,936,204

The accompanying notes are an integral part of these consolidated financial statements.

52

Consolidated Statements of Shareholders’ Equity

	Ordinary shares		Additional paid-in capital	Treasury stock		Deferred compensation	Statutory reserves	Retained earnings (Accumulated deficit)	Translation adjustments	Total shareholders’ equity
	Share	Amount		Share	Amount
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2003	3,128,958,189	2,589,756	993,254,740	—	—	(69,175)	33,699,834	(148,661,578)	210,838	881,024,415
Ordinary shares issued upon exercise of employee stock options	55,209,000	45,663	30,699,420	—	—	—	—	—	—	30,745,083
Share-based compensation cost	—	—	—	—	—	55,340	—	—	—	55,340
Appropriation to statutory reserves	—	—	—	—	—	—	57,182,274	(57,182,274)	—	—
Net profit	—	—	—	—	—	—	—	441,420,682	—	441,420,682

Balance as of December 31, 2004	3,184,167,189	2,635,419	1,023,954,160	—	—	(13,835)	90,882,108	235,576,830	210,838	1,353,245,520

Ordinary shares issued upon exercise of employee stock options	79,317,800	64,954	105,617,445	—	—	—	—	—	—	105,682,399
Ordinary shares issued upon conversion of convertible notes	41,536	34	161,404	—	—	—	—	—	—	161,438
Share-based compensation cost	—	—	—	—	—	13,835	—	—	—	13,835
Appropriation to statutory reserves	—	—	—	—	—	—	44,356,727	(44,356,727)	—	—
Net profit	—	—	—	—	—	—	—	931,990,169	—	931,990,169

Balance as of December 31, 2005	3,263,526,525	2,700,407	1,129,733,009	—	—	—	135,238,835	1,123,210,272	210,838	2,391,093,361

Ordinary shares issued upon exercise of employee stock options	44,488,200	35,338	44,092,079	—	—	—	—	—	—	44,127,417
Repurchase of shares	—	—	—	(149,629,675)	(873,406,019)	—	—	—	—	(873,406,019)
Cancellation of repurchased shares	(112,990,000)	(89,804)	(684,514,116)	112,990,000	684,603,920	—	—	—	—	—
Share-based compensation cost (Note 15(a))	—	—	101,286,676	—	—	—	—	—	—	101,286,676
Appropriation to statutory reserves	—	—	—	—	—	—	27,879,093	(27,879,093)	—	—
Net profit	—	—	—	—	—	—	—	1,242,777,584	—	1,242,777,584
Reversal of translation adjustment	—	—	—	—	—	—	—	—	(210,838)	(210,838)

Balance as of December 31, 2006	3,195,024,725	2,645,941	590,597,648	(36,639,675)	(188,802,099)	—	163,117,928	2,338,108,763	—	2,905,668,181

The accompanying notes are an integral part of these consolidated financial statements.

53

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net profit	441,420,682	931,990,169	1,242,777,584	159,246,751
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	26,452,040	40,904,586	78,370,029	10,042,161
Stock-based compensation cost	55,340	13,835	101,286,676	12,978,649
Allowance for doubtful accounts	7,953,883	3,561,765	7,487,619	959,447
Amortization of issuance cost of convertible notes	7,840,069	7,755,532	4,331,016	554,967
Loss on disposal of property, equipment and software	—	—	586,254	75,121
Write-off of property, equipment and software	—	—	13,663,387	1,750,796
Non-cash exchange losses	—	8,360,834	584,612	74,911
Share of loss by minority interests	—	—	(400,046)	(51,261)

Changes in operating assets and liabilities:
Accounts receivable	7,568,165	(16,888,544)	(69,580,977)	(8,915,951)
Prepayments and other current assets	423,383	(13,134,958)	(13,921,921)	(1,783,923)
Deferred assets	—	326,670	—	—
Deferred tax assets — current	9,669,543	(19,929,499)	(5,744,969)	(736,148)
Deferred tax assets — non-current	—	—	(5,502,361)	(705,060)
Accounts payable	6,009,418	12,823,515	45,117,500	5,781,256
Salary and welfare payables	14,103,693	10,355,713	9,411,771	1,206,003
Taxes payable	5,466,691	39,819,520	23,434,362	3,002,827
Deferred revenue	77,169,729	96,774,108	154,049,749	19,739,592
Deferred tax liabilities — current	—	3,940,854	(549,100)	(70,360)
Accrued liabilities	10,021,222	(1,884,669)	10,707,608	1,372,049

Net cash provided by operating activities	614,153,858	1,104,789,431	1,596,108,793	204,521,827

The accompanying notes are an integral part of these consolidated financial statements.

54

Consolidated Statements of Cash Flows (Cont’d)

	For the year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cash flows from investing activities
Purchase of property, equipment and software	(60,142,252)	(92,608,975)	(142,513,502)	(18,261,363)
Proceeds from sale of property, equipment and software	—	—	148,076	18,974
Decrease in held-to-maturity investments	166,561,546	165,532,000	—	—
Net change in time deposits with terms of three months or less	—	(637,492,419)	(563,980,613)	(72,267,220)
Placement/rollover of matured time deposits	—	(1,054,979,194)	(1,600,926,277)	(205,139,129)
Uplift/rollover of matured time deposits	—	—	1,125,107,444	144,168,763
Net (increase)/decrease in other assets	(584,810)	799,232	(36,077,586)	(4,622,902)

Net cash (used in) provided by investing activities	105,834,484	(1,618,749,356)	(1,218,242,458)	(156,102,877)

Cash flows from financing activities:
Proceeds from employees exercising stock options	30,745,083	105,692,433	44,127,417	5,654,389
Repurchase of company shares	—	—	(873,406,019)	(111,916,303)
Increase (decrease) in other long-term payable	1,298,129	(195,067)	(177,256)	(22,713)
Minority interests	—	—	400,046	51,261

Net cash (used in)/provided by financing activities	32,043,212	105,497,366	(829,055,812)	(106,233,366)

Effect of exchange rate changes on cash held in foreign currencies	—	(29,684,897)	(28,078,078)	(3,597,862)

Net increase (decrease) in cash	752,031,554	(438,147,456)	(479,267,555)	(61,412,278)

Cash, beginning of the year	1,371,859,983	2,123,891,537	1,685,744,081	216,007,494

Cash, end of the year	2,123,891,537	1,685,744,081	1,206,476,526	154,595,216

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	24,374,799	67,993,005	125,238,532	16,047,787
Interest paid	—	3,230,173	—	—

Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	—	—	684,603,920	87,723,622
Fixed asset purchases financed by accounts payable	3,270,743	604,874	20,051,899	2,569,406
Conversion of convertible notes to ordinary shares	—	161,438	—	—

The accompanying notes are an integral part of these consolidated financial statements.

55

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1. Organization and Nature of Operations

(a)	The Group

NetEase.com, Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 1999. The Company has been listed on the Nasdaq National Market in the United States of America since July 2000. As of December 31, 2006, the Company had six subsidiaries and three variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

Details of the controlled entities and VIEs are described below:

Name	Effective interest held	Place and date of incorporation
Controlled entities:

NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	100%	Beijing, China August 30, 1999

NetEase Interactive Entertainment Ltd. (“NetEase Interactive”)	100%	British Virgin Islands April 12, 2002

Guangzhou NetEase Interactive Entertainment Ltd. (“Guangzhou Interactive”)	100%	Guangzhou, China October 15, 2002

Guangzhou Boguan Telecommunication Technology Ltd. (“Boguan”)	100%	Guangzhou, China December 8, 2003

Beijing Hulian Kaiwu Technology Co., Ltd. (“Kaiwu”) (Renamed to NetEase Yodao Information Technology (Beijing) Co., Ltd. (“NetEase Yodao”) effective May 17, 2007)	75%	Beijing, China March 21, 2006

NetEase (Hangzhou) Network Co., Ltd. (“NetEase Hangzhou”)	100%	Hangzhou, China June 2, 2006
VIEs:

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	100%	Guangzhou, China June 24, 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	100%	Beijing, China November 8, 1999

Guangzhou Ling Yi Electronics Technology Ltd. (“Ling Yi”)	100%	Guangzhou, China October 27, 2003

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1. Organization and Nature of Operations (Cont’d)

(a)	The Group (cont’d)

In addition to the above list of controlled entities, the Group had two wholly-owned subsidiaries, namely NetEase (U.S.) Inc. and NetEase Information Technology (Shanghai) Co., Ltd. (NetEase Shanghai), which were dissolved in December 2005 and February 2006, respectively.

The Group is principally engaged in developing and providing a range of Internet-related services including online games, advertising and wireless value-added services and others in China. Details of the Group’s business are described in note 1(b) below.

(b)	Nature of operations

The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; stringent rules imposed by the mobile operators; significant numbers of new entrants; dependence on key individuals; competition from similar services from larger companies; customer preferences; and the need for the continued successful development, marketing, and selling of its services.

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with certain VIEs (see Note 2(a)) with respect to the operation of the NetEase websites in connection with the provision of online games, Internet content and wireless value-added services, as well as the provision of advertising services. The revenue earned by the VIEs largely flows through to the Company and its subsidiaries pursuant to the series of contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Shanghai, Guangzhou Interactive, Boguan and NetEase Hangzhou provide technical consulting and related services to the VIEs. Guangzhou NetEase, Guangyitong Advertising, and Ling Yi are legally owned by two citizens of China, one of whom is the principal shareholder of the Company and the other is his brother. Management believes that the Group’s present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. The Group cannot be certain that the Chinese government will not take action to prohibit or restrict its business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on the Group or its service providers or otherwise harm its business.

57

2. Principal Accounting Policies

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary with the ownership interests of minority investors reported as minority interests. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46: “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”), which was further revised in December 2003 (“FIN 46-R”), on January 1, 2004 in accordance with the transitional provisions. FIN 46-R requires a Company to consolidate a VIE if that Company will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

The Company began to consolidate Guangzhou NetEase and Guangyitong Advertising from January 1, 2004 and Ling Yi from May 2004.

(b)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements are prepared based on the historical cost convention. This basis of accounting differs from that used in the statutory accounts of those entities within the Group established in China (“PRC Statutory Accounts”), which are prepared in accordance with accounting principles and the relevant financial regulations applicable to enterprises established in China (“PRC GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates.

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

•	Recognition of compensation costs arising from grants of stock options to the Company’s employees, directors, consultants and advisory board members;

•	Basis for revenue recognition;

•	Recognition of deferred tax;

•	Tax effects related to the above adjustments; and

•	Consolidation of VIEs.

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2.	Principal Accounting Policies (Cont’d)

(c)	Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenues presented in consolidated statements of operations and comprehensive income represent revenues from online game services, advertising services and wireless value-added services and others recognized by Guangzhou NetEase, Guangyitong Advertising and Ling Yi net of sales discount.

(i)	Online game services

The Group sells prepaid point cards through Guangzhou NetEase to the end user. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafés, software stores, convenience stores and bookstores. Customers can also purchase “virtual” prepaid points from vendors who register the points in our system and “virtual” prepaid cards online via debit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play the Group’s online games and use other fee-based services. The Group recognizes the related revenue when the registered points are consumed for online game services and the usage of other fee-based services. The Group effectively charges players according to their playtime of the online games and usage of the fee-based services.

(ii)	Advertising services

The Group derives its advertising fees principally from short-term advertising contracts. With respect to the advertising contracts that do not include a fixed delivery pattern for the advertising services, revenues are deferred until completion of the contracts. For the advertising contracts with a fixed delivery pattern, revenues are recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. The Group’s obligations may also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, the Group defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. In addition, Guangyitong Advertising occasionally enters into “cost per action” (“CPA”) advertising contracts whereby revenue is received by it when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed.

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2.	Principal Accounting Policies (Cont’d)

(c)	Revenue recognition (cont’d)

(ii)	Advertising services (cont’d)

The Group has adopted the consensus reached in Emerging Issue Task Force (“EITF”) 99-17 to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by the Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. During the years ended December 31, 2004, 2005 and 2006, the recognized revenues and expenses derived from barter transactions were approximately RMB nil, RMB50,000 and RMB nil, respectively. During the years ended December 31, 2004, 2005 and 2006, the Group also engaged in certain advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

(iii)	Wireless value-added services and others

A substantial portion of the Group’s revenue from wireless value-added services (“WVAS”) is predominantly derived from activities related to short messaging services (“SMS”) and non-SMS services such as multimedia messaging, wireless application protocol and interactive voice response services. The Group derives WVAS revenues principally from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. WVAS revenues recognized by the Group represent its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed. The Group recognizes revenue under these co-operative arrangements in the month in which the services are performed based on the monthly confirmation from the mobile phone operators for the service period when the message/content/service is delivered. Where a confirmation has not been received from a mobile phone operator, the Group estimates the revenue, as well as the amounts of billing and transmission failures, applicable to the services provided through that operator and recognizes the estimated revenue net of estimated billing and transmission failures.

Other fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services and personal homepage hosting, which are all operated on a monthly subscription basis. Prepaid subscription fees are deferred and revenues from such services are recognized by the Group on a straight-line basis over the period in which the services are provided.

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2.	Principal Accounting Policies (Cont’d)

(d)	Cost of revenues

Costs of online game services, advertising services and wireless value-added services and others consist primarily of staff costs of those departments directly involved in providing such services, depreciation and amortization of computers and software, server custody fees, bandwidth, business tax paid by the Company and its subsidiaries on intra-group revenues from the VIEs and other direct costs of providing these services. These costs are charged to the statement of operations as incurred.

(e)	Research and development costs

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Costs incurred for the development of online game services prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility, all subsequent online game development costs are capitalized until that game is available for marketing. Technological feasibility is evaluated on a service-by-service basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the Chinese market. Upon marketing of the online game, all subsequent cost are expensed when incurred.

The Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Accordingly, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage that can provide future benefits are capitalized.

(f)	Cash and time deposits

Cash represents cash on hand and demand deposits placed with banks or other financial institutions with terms less than three months. At December 31, 2005, there were demand deposits with terms of less than three months denominated in US dollars amounting to US$152.0 million (equivalent to approximately RMB1,227.0 million). At December 31, 2006, there were demand deposits with terms of less than three months denominated in both US and Hong Kong dollars amounting to US$67.2 million and HK$3.0 million, respectively (equivalent to approximately RMB524.7 million and RMB3.0 million, respectively).

As of December 31, 2005 and December 31, 2006, time deposits represented time deposits denominated in RMB placed with banks with original maturities of three months or more.

As of December 31, 2005 and 2006, the Company had a lien in an amount of US$50,000 on its deposit balance with respect to its corporate credit card servicing agreement with a commercial bank in Hong Kong.

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2.	Principal Accounting Policies (Cont’d)

(g)	Financial instruments

The Group’s instruments, including cash and time deposits with maturity terms no longer than one year, held-to-maturity investments, accounts receivable and accounts payable are carried at cost as of the balance sheet dates, which approximate their fair values due to the short maturity term of these instruments.

Investment in unlisted debt securities is classified as available-for-sale and reported at fair value using the specific identification method. Unrealized gains and losses are excluded from earnings and reported as a component of other comprehensive income (loss), net of related estimated tax provisions or benefits. Additionally, the Company assesses whether an other-than-temporary impairment loss on its investments has occurred due to declines in fair value or other market conditions. Declines in fair value that are considered other than temporary are recorded as an impairment of investments in the consolidated statement of operations

(h)	Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Building	15 years
Leasehold improvements	lesser of the term of the lease and the estimated useful lives of the assets
Furniture, fixtures and office equipment	5-10 years
Vehicles	5 years
Computers	3 years
Software	2-3 years

(i)	Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled approximately RMB64.0 million, RMB35.3 million and RMB20.7 million for the years ended December 31, 2004, 2005 and 2006, respectively.

(j)	Foreign currency translation

The functional currency of the Group is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the determination of income.

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2.	Principal Accounting Policies (Cont’d)

(j)	Foreign currency translation (cont’d)

The financial records of one of the Company’s subsidiary are maintained in US dollars, which is its functional currency. For consolidation purposes, the assets and liabilities of such entity are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average exchange rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the consolidated statement of shareholders’ equity.

Translations of amounts from RMB into US dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.8041 on December 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(k)	Stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Stock-Based Payment” (“SFAS 123R”), which revises SFAS No. 123, “Accounting-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the fair value recognition provisions of SFAS 123R, the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award.

The Company recognizes the stock-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which is the vesting term (generally three to four years for stock options). In March 2005, the Securities & Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”) relating to SFAS 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

The Company adopted the Black-Scholes option pricing model to determine the fair value of stock options under SFAS 123R. The Company elected to implement SFAS 123R using the modified-prospective method, with no restatement of prior results. Under the modified prospective method, the valuation provisions of SFAS 123R apply to new grants and to grants that were outstanding as of the effective date. Estimated compensation expense for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company’s historical experience over the last five years. Differences between actual and estimated forfeitures will be expensed in the period that the differences occur. Prior to the adoption of SFAS 123R, the Company accounted for forfeitures as they occurred. See Note 15 for further information regarding stock-based compensation assumptions and expense, including pro forma disclosures for prior periods.

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2.	Principal Accounting Policies (Cont’d)

(l)	Income taxes

Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

The Company classifies deferred tax liabilities and assets into current and non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carryforwards, shall be classified according to the expected reversal date of the temporary difference pursuant to FASB Statement No. 37, Balance Sheet Classification of Deferred Income Taxes. The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that tax jurisdiction on a pro rata basis. For a particular tax-paying component of an enterprise and within a particular tax jurisdiction, (a) all current deferred tax liabilities and assets are offset and presented as a single amount and (b) all non-current deferred tax liabilities and assets are offset and presented as a single amount. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components of the enterprise or to different tax jurisdictions.

(m)	Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

In accordance with SFAS No. 128, “Computation of Earnings Per Share,” basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated using the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon conversion of the Convertible Notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method).

Effective from March 27, 2006, the Company changed its ADS to ordinary share ratio from the one ADS for every 100 ordinary shares to one ADS for every 25 ordinary shares. Therefore, the basic and diluted earnings per ADS as well as the basic and diluted weighted average number of ADS outstanding for the two years ended December 31, 2004 and 2005 have been retrospectively restated.

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2.	Principal Accounting Policies (Cont’d)

(m)	Net earnings per share (“EPS”) and per American Depositary Share (“ADS”) (cont’d)

When calculating the fully diluted earnings per ADS for the years ended December 31, 2004, 2005 and 2006, the Company adopted the consensus reached on EITF Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. EITF 04-08 is applicable to the Company because the conversion of its Convertible Notes depends on, among other things, whether the market price of the Company’s ADS exceeds a pre-scripted conversion price. Application of the consensus requires the dilutive impact of the Convertible Notes to be included in the calculation of diluted earnings per share, notwithstanding whether the Company’s market prices of the Company’s ADS exceeds the pre-scripted conversion price of the Convertible Notes.

(n)	Statutory reserves

The Company’s subsidiaries and VIEs in China are required to make appropriations to certain non-distributable statutory reserves. In accordance with the laws applicable to China’s Foreign Investment Enterprises, its subsidiaries have to make appropriations from its after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund is at least 10% of the after-tax profits as reported in their PRC Statutory Accounts. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the discretion of the board of directors of the respective company. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit as reported in their PRC Statutory Accounts to non-distributable statutory reserves including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. The appropriation to the statutory surplus fund is at least 10% of the after-tax profits as reported in their PRC Statutory Accounts. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax profits as reported in their PRC Statutory Accounts. Under the revised China Company Laws effective January 1, 2006, appropriation to the statutory public welfare fund is no longer mandatory. Appropriation to discretionary surplus fund is made at the discretion of the board of directors of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. Statutory public welfare fund is restricted for the capital expenditures for the collective welfare of employees. The Staff and Workers’ Bonus and Welfare Fund is available for fund payments of special bonuses to staff and for collective welfare benefits. Upon approval from the Board of Directors, the discretionary surplus can be used to offset accumulated losses or to increase capital; the Enterprise Expansion Fund can be used to expand production or to increase capital.

The Staff and Workers’ Bonus and Welfare Fund is a liability in nature. The other statutory reserves are not transferable to the Company in the form of cash dividends, loans or advances. The other statutory reserves are therefore not available for distribution except in liquidation.

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2.	Principal Accounting Policies (Cont’d)

(n)	Statutory reserves (cont’d)

The Company’s subsidiaries and VIEs in China did not make appropriation to enterprise expansion fund, statutory public welfare fund, staff bonus and welfare fund or discretionary surplus fund for the years ended December 31, 2004, 2005 and 2006.

The following table presents the Group’s appropriations to general reserve fund and statutory surplus fund for the years ended December 31, 2004, 2005 and 2006:

	For the year ended December 31,
	2004	2005	2006
	RMB (in million)	RMB (in million)	RMB (in million)
NetEase Beijing	22.4	44.4	23.6
Guangzhou Interactive*	34.8	—	—
Boguan	—	—	2.1
Guangzhou NetEase	—	—	2.2

	57.2	44.4	27.9

Note *:	No further appropriation is made subsequent to year ended December 31, 2004 as Guangzhou Interactive’s general reserve fund has reached 50% of its registered capital and no discretionary appropriations were made to the other two reserve funds.

The Company’s other controlled entities and VIEs incorporated in China did not make appropriations to statutory reserves for the years ended December 31, 2004, 2005 and 2006 as a result of their respective accumulated loss position.

(o)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(p)	Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

(q)	Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements (see Note 19 for details on the Group’s business segments).

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2.	Principal Accounting Policies (Cont’d)

(r)	Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. FIN 48 will be effective beginning in the first quarter of 2007. The Company does not expect the adoption of FIN 48 will have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 will be effective in the first quarter of 2008. The Company is currently evaluating the impact of the provisions of SFAS 157.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 does not change the staff’s previous guidance in SAB 99 on evaluating the materiality of misstatements. SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the “rollover” approach and the “iron curtain” approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. The provisions of SAB 108 had no impact on the Company’s consolidated financial statements as of December 31, 2006.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently assessing the potential impact that the adoption of SFAS No. 159 will have on its financial statements.

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3.	Concentrations

(a)	Bandwidth and server custody service provider

The Group relies on two telecommunications service providers and their affiliates for bandwidth and server custody service.

(b)	Credit risk

Accounts receivable are typically unsecured and are generally derived from revenue earned from advertising services.

The Group’s significant customers with a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2005 and 2006 were as follows:

	December 31, 2005	December 31, 2006
Customer A	12.4%	12.4%
Customer B	—	12.6%
Customer C	—	10.2%

With respect to the account receivable balances of the above-mentioned significant customers, the Company set up an allowance for doubtful accounts totaling RMB nil and RMB5.6 million at December 31, 2005 and 2006, respectively.

(c)	Major Customers

No single customer represented 10% or more of the Company’s total revenues for the years ended December 31, 2004, 2005 and 2006.

4.	Allowance for Doubtful Accounts

The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2005 and 2006:

	Balance at January 1	Charged to cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31
	RMB	RMB	RMB	RMB
2005	18,111,672	3,561,765	—	21,673,437
2006	21,673,437	7,487,619	(5,093,832)	24,067,224

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5.	Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31, 2005	December 31, 2006
	RMB	RMB
Deferred issuance costs of convertible notes	4,331,418	—
Prepayments	9,503,194	9,408,228
Interest receivable	9,228,581	14,964,930
Employee advances	3,616,841	4,797,095
Consumables	1,193,953	2,036,301
Rental deposits	1,783,599	778,350
Other	363,862	1,928,446

	30,021,448	33,913,350

6.	Property, Equipment and Software

The following is a summary of property, equipment and software:

	December 31, 2005	December 31, 2006
	RMB	RMB
Building	—	6,800,000
Leasehold improvements	16,630,213	64,679,489
Furniture, fixtures and office equipment	5,001,017	20,805,941
Vehicles	835,002	1,919,384
Computers	200,559,818	301,740,167
Software	37,527,395	24,487,113

	260,553,445	420,432,094
Less: Accumulated depreciation	(134,211,912)	(196,224,261)

Net book value	126,341,533	224,207,833

The Company occupies a building in Guangzhou, Guangdong Province with floor space of approximately 20,000 square meters which is owned by a third party property developer. Title for the property has yet to be granted by the local government authorities to the developer. The Company has expressed the intention to purchase property from the developer once the title is issued. The Company has not signed any agreements in relation to the purchase of the building up to date. From the date the Company commenced occupying the property in July 2006 until the present time, the developer has not demanded, and the Company has not paid, any rent for this property. The Company has provided imputed rent (based on the prevailing market rental) in the amount of approximately RMB3.7 million for the year ended December 31, 2006, even though it has no legal obligation to pay such rent.

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7.	Other Long-term Assets

The following is a summary of other long-term assets:

	December 31, 2005	December 31, 2006
	RMB	RMB
Available-for-sale investments	—	7,804,100
Staff loan receivables	—	3,654,397

	—	11,458,497

During February 2006, the Company acquired at par value of US$1 million interest-bearing convertible notes (“the notes”) of a privately-held enterprise. The notes maturing on February 10, 2010 bear interest at United States federal funds rate payable annually. The notes are classified as available-for-sale investments. The fair value of the notes was approximately RMB7,804,100 as of December 31, 2006.

The Company assesses its available-for-sale investments for other-than-temporary impairment by considering factors including, but are not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and undiscounted cash flows and other company-specific information. The evaluation process is based on information that the Company receives from the privately-held company. This information is not subject to the same disclosure requirements as U.S. publicly traded companies, and as such, the basis for evaluation is subject to the timing and the accuracy of the data received from this company. Interest income from the investments totaled US$43,000 (RMB0.3 million) for the year ended December 31, 2006.

The staff loan receivables were granted to general employees for house purchase. The principal is due in 5 years from the grant date. The interest rate is 2.25% per annum.

8.	Employee Benefits

The Company’s subsidiaries and VIEs in China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries and VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution.

The following table presents the Group’s employee welfare benefits for the years ended December 31, 2004, 2005 and 2006:

	For the year ended December 31,
	2004	2005	2006
	RMB (in millions)	RMB (in millions)	RMB (in millions)
Contributions to medical and pension schemes	12.8	21.7	30.1
Other employee benefits	3.8	8.4	12.2

	16.6	30.1	42.3

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9.	Taxation

(a)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

NetEase Interactive is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

China

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, foreign invested enterprises are generally subject to enterprise income tax (“EIT”) at the rate of 30% plus a local income tax of 3%.

NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a “New and High Technology Enterprise”. According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing was exempted from EIT and local income tax for each of the years ended December 31, 2001 and 2002, and enjoyed a 50% reduction in EIT for each of the years ended December 31, 2003, 2004 and 2005. According to the approval granted by the Haidian State Tax Bureau on April 14, 2006, NetEase Beijing has been recognized as “Advanced Technology Enterprise” and hence is entitled to a reduced EIT rate of 10% from 2006 to 2008 and a full exemption from the local income tax from 2006 onwards.

Guangzhou Interactive was recognized as a “Newly Established New and High Technology Enterprise” in April 2003. According to an approval granted by the Guangzhou Tian He State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in June and December 2004, Guangzhou Interactive has been recognized as a “Software Enterprise” and a “New and High Technology Enterprise” respectively and is subject to a reduced EIT rate of 7.5% from 2005 to 2007. In 2006, Guangzhou Interactive received tax-exemption from the local tax rate of 3% from 2005 onwards. The preferential EIT treatments that Guangzhou Interactive is entitled to are subject to annual examination by the relevant tax authorities for compliance with criteria for the “Software Enterprise” and “New and High Technology Enterprise” status. If these preferential tax treatments were not available to Guangzhou Interactive, Guangzhou Interactive would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

Boguan was recognized as “Software Enterprise” on September 2005. It is exempted from EIT on its profits for 2006 and 2007, and subject to a reduced EIT rate of 15% from 2008 to 2010. Boguan was subject to a 3% local income tax rate for 2006 and it will be exempted from the 3% local income tax from 2007 onwards.

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9.	Taxation (Cont’d)

(a)	Income taxes (cont’d)

For the year ended December 31, 2006, NetEase Yodao was subject to EIT at the rate of 30% with no local income tax being imposed by the local tax authority.

For the year ended December 31, 2006, Guangzhou NetEase, Guangyitong Advertising and Ling Yi are subject to EIT at an overall income tax rate of 33%. Guangzhou NetEase was recognized as a “High Technology” Enterprise in December 2004. Hence, Guangzhou NetEase was subject to a reduced income tax rate of 15% from year 2004 to 2006.

The following table presents the combined effects of EIT exemption and reduction enjoyed by the Group during the years ended December 31, 2004, 2005 and 2006:

	For the year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
NetEase Beijing	62,257,470	123,722,278	147,620,463
Guangzhou Interactive	79,057,259	155,006,890	184,338,309
Boguan	—	—	61,667,029

Aggregate amount	141,314,729	278,729,168	393,625,801

Earnings per share effect, basic	0.04	0.09	0.12

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China, which is effective from January 1, 2008.

Since the deferred tax assets and deferred tax liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate will affect the determination of the carrying values of deferred tax assets and deferred tax liabilities of the Group. As at the date that these financial statements are approved for issue, detailed implementation measures of the new tax law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. Consequently, management is not in a position to reasonably assess the impact, if any, to the carrying values of deferred tax assets and deferred tax liabilities that will as the result from the implementation of the new tax law. Management will further evaluate the impact to its operating results and financial positions of future periods as more detailed measures and other related regulations are announced.

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9.	Taxation (Cont’d)

(a)	Income taxes (cont’d)

A reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax (“EIT”) rate is as follows:

	For the year ended December 31,
	2004	2005	2006
	%	%	%
EIT statutory rate	33.0	33.0	33.0
Permanent differences (*See note below)	1.1	2.4	0.7
Effect of no tax benefits for expenses and income reported by tax-exempt entities	4.2	2.5	3.1
Effect of lower tax rate applicable to new and high technology enterprises	(30.1)	(28.7)	(27.4)
Effect of tax loss utilized	—	—	(0.3)
Change in valuation allowance	(2.1)	—	0.5

Effective EIT rate	6.1	9.2	9.6

*Note:	Permanent differences for the years ended December 31, 2004 and 2005 primarily represented operating expenses incurred by the Group’s companies incorporated outside China. Such entities are tax-exempt both in China and their country of incorporation. Effective 2006, the tax effect of net expenses recorded by such tax-exempt entities are reported in the above reconciliation under the caption “Effect of no tax benefits for net expenses reported by tax-exempt entities” for the years ended December 31, 2004, 2005 and 2006. Permanent differences shown above refer to non-deductible or non-taxable items adjusted for PRC tax reporting purposes.

(b)	Business tax (“BT”) and cultural development fee

The Group is subject to BT on the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The tax rates range from 3% to 20% of the gross receipts, depending on the nature of the revenues. The applicable BT rate for the Group’s revenues generally ranges from 3% to 5%.

The Group is also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenue.

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9.	Taxation (Cont’d)

(c)	Deferred tax assets and liabilities

As of December 31, 2005 and 2006, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities were principally related to the following:

	December 31, 2005	December 31, 2006
	RMB	RMB
Deferred tax assets — Current:
Deferred revenue, primarily for advances from customers for online game services	19,456,044	25,674,468
Net operating loss carry forward	—	6,949,734
Accruals	473,455	—

Total	19,929,499	32,624,202
Less: Valuation allowance	—	(6,949,734)

Deferred tax assets	19,929,499	25,674,468

Deferred tax assets — Non-current:
Depreciation of fixed assets	—	5,502,361

Total	—	5,502,361
Less: Valuation allowance	—	—

Deferred tax assets	—	5,502,361

Deferred tax liabilities — Current:
Provision for doubtful accounts and others	(2,596,157)	(2,406,723)
Revenue recognition, primarily for advertising contracts	6,537,011	5,798,477

Deferred tax liabilities	3,940,854	3,391,754

10.	Taxes Payable

The following is a summary of taxes payable:

	December 31, 2005	December 31, 2006
	RMB	RMB
Business tax	27,050,996	16,121,642
Individual income taxes for employees	3,681,699	5,926,295
Enterprise income taxes	50,189,627	69,234,068
Other	2,906,540	4,194,493

	83,828,862	95,476,498

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11.	Accrued Liabilities

The following is a summary of accrued liabilities:

	December 31, 2005	December 31, 2006
	RMB	RMB
Marketing expenses	2,895,524	2,092,816
Content fees	1,142,485	1,100,957
Professional fees	9,438,665	15,394,694
Accrued revenue sharing	6,447,062	10,348,198
Other	827,668	2,403,552

	20,751,404	31,340,217

12.	Deferred Revenue

Deferred revenue represents sales proceeds from prepaid debit point cards sold and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

13.	Zero Coupon Convertible Subordinated Notes

The Company issued and sold US$75 million and US$25 million aggregate principal amounts of Zero Coupon Convertible Subordinated Notes (the “convertible notes”) due July 15, 2023 on July 14, 2003 and on July 31, 2003, respectively, in private offerings. The convertible notes are general unsecured obligations of the Company and are subordinated to any existing or future senior indebtedness of the Company. The convertible notes do not pay any interest except in limited circumstances, have a zero yield to maturity and are convertible into the Company’s ordinary shares at a conversion price of US$0.4815 per ordinary share, subject to adjustments and upon the occurrence of certain other events. Holders of the convertible notes may require the Company to repurchase all or a portion of their notes for cash on July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, subject to certain conditions. On or after July 15, 2008, the Company may redeem for cash all or part of the notes at a price equal to 100% of the principal amount, together with accrued and unpaid interest, if any, subject to certain conditions.

(a)	The conversion option

The convertible notes are financial instruments that consist of an underlying debt and a conversion option.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) requires that derivative instruments be bifurcated, unless the scope exception in paragraph 11(a) of SFAS 133 applies (“scope exception”). The scope exception states that a contract is not a derivative, if it is issued by an entity that is both (a) indexed to its own stock and (b) would be classified in stockholders’ equity if it were a freestanding financial instrument. Management has concluded that the conversion option is “indexed to the Company’s own stock” as that term is defined by EITF Issue No. 01-6, “The Meaning of Indexed to a Company’s Own Stock” and EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. Accordingly, the conversion option was not bifurcated and the Company has reported its convertible notes at unamortized cost under long-term payable in its consolidated balance sheets since issuance.

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13.	Zero Coupon Convertible Subordinated Notes (Cont’d)

(a)	The conversion option (cont’d)

The convertible notes are denominated in U.S. dollars. While the Group’s functional currency is RMB, its equity shares are listed in the U.S. stock market and can only be transacted in the same currency as that of its convertible notes. The FASB has recently clarified that the convertible notes issued by the Company would be considered dual-indexed and does not meet the scope exception in paragraph 11(a) of SFAS 133. Therefore, the conversion option would be considered a derivative for purposes of SFAS 133 and would have to be bifurcated from the underlying debt. According to the proposed SFAS 133 Implementation Issue No. C21 (“DIG Issue C 21”) issued in April 2007, the FASB is not permitting restatement and the draft transition guidance indicates that any adjustment would be reflected as a cumulative catch up adjustment in opening retained earnings when DIG Issue C 21 is finalized.

(b)	Classification

On May 17, 2007, the Company entered into a revolving loan facility with a Hong Kong commercial bank, which provides refinancing to its convertible notes upon redemption requests by noteholders. The facility is a committed facility in the amount of US$100 million expiring on July 31, 2008 with an interest rate of 0.10% per annum over the London Inter Bank Offering Rate upon drawdown. Under the committed facility, the lender created a general lien and reserved the right to combine and consolidate all or any of the accounts the Company maintains with the bank in an amount of US$100 million. In light of the committed facility, the Company classified the callable obligations of the convertible notes as long-term payable in accordance with SFAS No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced”. This classification is consistent with ARB No. 43 and SFAS No. 78, “Classification of Obligations that are Callable by the Creditor”.

(c)	Summary of conversion and redemption

The following table presents a summary of conversion and redemption activities related to the convertible notes during 2005 and 2006:

	Balance at January 1	Conversion to Ordinary Shares	Redemption for Cash	Balance at December 31	Balance at December 31
	US$	US$	US$	US$	RMB
2005	100,000,000	(20,000)	—	99,980,000	806,858,596
2006	99,980,000	—	—	99,980,000	780,253,918

The fair value of the Company’s zero-coupon convertible subordinated notes was approximately RMB978.0 million and RMB1,236.7 million as of December 31, 2005 and 2006, respectively.

14.	Capital Structure

The holders of ordinary shares in the Company are entitled to one vote per share and to receive ratably such dividends, if any, as may be declared by the board of directors of the Company. In the event of liquidation, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities. The ordinary shares have no preemptive, conversion, or other subscription rights.

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15.	Stock-based Compensation

(a)	Stock-based compensation expense in 2006

Since the adoption of SFAS 123R, there have been no changes to the Company’s stock option plans or modifications to outstanding stock-based awards. As the stock-based compensation cost recognized on the consolidated statements of operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, such amount has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company’s historical experience over the last five years. Previously, under SFAS 123, the Company recorded forfeitures as they occurred.

The table below presents a summary of the Company’s stock-based compensation cost for 2006:

For the year ended December 31, 2006
RMB
Statement of operations classification:
Cost of revenues	16,614,309
Sales and marketing	21,147,343
General and administrative	37,360,433
Research and development	26,164,591
Tax effect	—

Effect on net income	101,286,676

As of December 31, 2006, total unrecognized compensation cost related to unvested awards not yet recognized under all equity compensation plans, adjusted for estimated forfeitures, was US$20.8 million (RMB163.1 million) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2006, the weighted average remaining period was 2.73 years.

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15.	Stock-based Compensation (Cont’d)

(b)	Stock-based compensation cost for periods prior to the adoption of SFAS 123R

Prior to the adoption of SFAS 123R, the Company used the intrinsic value-based method, as prescribed in APB 25, to account for all stock-based compensation plans, and the Company had adopted the disclosure-only alternative of SFAS 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure. The pro forma information for the years ended December 31, 2004 and 2005, respectively, would have been as follows:

	For the year ended December 31,
	2004	2005
	RMB	RMB
Net profit:
As reported	441,420,682	931,990,169
Add: Stock-based compensation cost included in the determination of net income as reported, net of tax	55,340	13,835

Less: Stock-based compensation cost determined under the fair value method, net of tax	(54,085,221)	(108,217,212)

Pro forma	387,390,801	823,786,792

Basic net earnings per ordinary share:

As reported	0.14	0.29

Pro forma	0.12	0.26

Diluted net earnings per ordinary share:

As reported	0.13	0.26

Pro forma	0.11	0.24

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15.	Stock-based Compensation (Cont’d)

(c)	Valuation assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options consistent with the provisions of SFAS 123R and SEC SAB 107. The estimated fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,
	2004	2005	2006
Risk free interest rate	3.45%	3.66%	*
Expected life (in years)	5	2.85	*
Expected dividend yield	0%	0%	*
Volatility	98%-99%	92%	*
Weighted average estimated fair value of the underlying shares on the date of option grants (US$)	0.300	0.486	*

*	Not applicable for 2006 as the Company did not grant any stock options during 2006.

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15.	Stock-based Compensation (Cont’d)

(d)	Stock options award activity

The following table presents a summary of the Company’s stock options award activities for the years ended December 31, 2004, 2005 and 2006:

	Employees	Senior management	Director and consultants	Total	Weighted average exercise price
					US$
Number of ordinary shares issuable upon exercise of stock options

Outstanding at January 1, 2004	97,418,300	70,000,000	2,750,000	170,168,300	0.092

Granted during the year	118,088,000	58,400,000	—	176,488,000	0.300
Exercised during the year	(33,796,500)	(20,500,000)	(912,500)	(55,209,000)	0.067
Cancelled during the year	(8,529,300)	(5,400,000)	—	(13,929,300)	0.144

Outstanding at December 31, 2004	173,180,500	102,500,000	1,837,500	277,518,000	0.226

Outstanding at January 1, 2005	173,180,500	102,500,000	1,837,500	277,518,000	0.226
Granted during the year	50,430,000	22,060,000	—	72,490,000	0.486
Exercised during the year	(46,275,300)	(32,650,000)	(392,500)	(79,317,800)	0.164
Cancelled during the year	(29,170,500)	(32,500,000)	(700,000)	(62,370,500)	0.264

Outstanding at December 31, 2005	148,164,700	59,410,000	745,000	208,319,700	0.329

Outstanding at January 1, 2006	148,164,700	59,410,000	745,000	208,319,700	0.329

Granted during the year	—	—	—	—	—
Exercised during the year	(37,924,600)	(21,235,000)	(332,500)	(59,492,100)	0.280
Cancelled during the year	(10,272,000)	(3,775,000)	—	(14,047,000)	0.314

Outstanding at December 31, 2006	99,968,100	34,400,000	412,500	134,780,600	0.353

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15.	Stock-based Compensation (Cont’d)

(d)	Stock options award activity (cont’d)

The options outstanding and currently exercisable by exercise price at December 31, 2006 were as follows:

Exercise price	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
		Years	US$		US$
US$0.007-US$ 0.100	120,000	0.25	0.007	120,000	0.007
US$0.102-US$ 0.110	14,543,600	1.17	0.110	3,737,350	0.110
US$0.122-US$ 0.254	2,522,500	1.33	0.253	—	—
US$0.300-US$ 0.320	64,174,500	2.63	0.301	7,654,500	0.301
US$0.406-US$ 0.679	53,420,000	3.36	0.487	6,862,500	0.495

	134,780,600	2.73	0.353	18,374,350	0.333

At December 31, 2006, 75,840,624 ordinary shares were available for future grant under the Company’s stock option plans.

(e)	Description of stock plans

In December 1999, the Company adopted an incentive and non-statutory stock option plan for the Company’s directors, senior management, employees and consultants (the 1999 Stock Option Plan). The Company had reserved 345,675,000 ordinary shares for issuance under the plan.

According to a resolution of the board of directors of the Company in 2000, the 1999 Stock Option Plan was replaced by the 2000 Stock Option Plan.

According to resolutions of the board of directors and the shareholders of the Company in 2001, the 2000 stock option plan was amended and restated. Under the amended plan, the number of ordinary shares available for issuance was increased from 223,715,000 under the prior plan to 323,715,000. The amended plan also included a mechanism for the automatic increase in the number of ordinary shares available for future issuance. This mechanism, which is known as “Evergreen Provision”, provided for a periodic increase so that the number of ordinary shares available under the plan would automatically increase by 3% each year up to a maximum at any given time of 17.5% of the Company’s total outstanding ordinary shares, on a fully-diluted basis. These increases would occur on June 1 of 2001 and January 1 of each year thereafter. The “Evergreen Provision” has been suspended pursuant to a resolution of the board of directors dated March 25, 2002.

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16.	Earnings Per Share

The following table sets forth the computation of basic and diluted net earnings per share for the years ended December 31, 2004, 2005 and 2006:

	For the year ended December 31,
	2004	2005	2006
Numerator (RMB):
Net profit attributable to ordinary shareholders	441,420,682	931,990,169	1,242,777,584
Effect of dilutive securities:
Amortization of offering cost of the zero coupon convertible notes	7,840,069	7,755,531	4,331,016
Interest for zero coupon convertible notes	3,877,129	344,859	—

Net profit adjusted for dilutive securities	453,137,880	940,090,559	1,247,108,600

Denominator (No. of shares):
Weighted average number of ordinary shares outstanding, basic	3,157,841,781	3,225,684,510	3,231,832,008

Dilutive effect of employee stock options and convertible notes	333,588,656	339,727,509	266,573,102

Weighted average number of ordinary shares outstanding, diluted	3,491,430,437	3,565,412,019	3,498,405,110

Net earnings per share, basic (RMB)	0.14	0.29	0.38

Net earnings per share, diluted (RMB)	0.13	0.26	0.36

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17.	Commitments and Contingencies

(a)	Commitments

As of December 31, 2006, future minimum lease and capital commitments were as follows:

	Rental commitments	Server custody fee commitments	Capital commitments	Total
	RMB	RMB	RMB	RMB
2007	11,795,629	39,836,933	981,850	52,614,412
2008	10,043,645	—	—	10,043,645
2009	3,641,406	—	—	3,641,406

	25,480,680	39,836,933	981,850	66,299,463

For the years ended December 31, 2004, 2005 and 2006, the Company incurred rental expenses in the amounts of approximately RMB8.4 million, RMB10.6 million and RMB19.6 million, respectively. The rental expenses for the year ended December 31, 2006 included the imputed rent (based on the prevailing market rental) in the amount of approximately RMB3.7 million related to the Company’s use of Guangzhou office building even though it has no legal obligation to pay such rent, see Note 6.

Litigation

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company’s financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods.

18.	Share Repurchase Programs

In 2006, the Company’s Board approved two share repurchase programs authorizing management to repurchase shares of the Company’s ordinary shares to enhance shareholder value. The timing and actual number of shares subject to repurchase are at the discretion of the Company’s management and are contingent on a number of factors and limitations, including the price of the Company’s stock, corporate and regulatory requirements, alternative investment opportunities and other market conditions. The stock repurchase programs specify a maximum number of shares subject to repurchase and have an expiration date and may be limited or terminated at any time without prior notice. The Company had no share repurchase programs announced during 2004 and 2005.

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18.	Share Repurchase Programs (Cont’d)

The following is a summary of the Company’s share repurchase programs authorized by the Company’s Board during 2006:

Date of authorization	Amount authorized
(US$ in millions)
May 18, 2006 (for approximately one month)	50
August 28, 2006 (for a period not to exceed six months)	100

Total	150

The following is a summary of the Company’s repurchase activity during 2006:

Share repurchase program authorized in 2006	Total number of ADS repurchased	Cost	Average price paid per ADS
		US$	US$
May 18	2,369,600	50,082,901	21.1356
August 28	3,615,587	60,075,553	16.6157

	5,985,187	110,158,454	18.4052

As of December 31, 2006, the Company had 36.6 million repurchased shares pending cancellation. The repurchased shares pending cancellation were reported at a carrying cost of RMB188.8 million determined on a specific cost basis.

As of December 31, 2006, approximately US$40.0 million was available to be used under the Board authorized share repurchase program approved in August 2006. No further shares were repurchased from then to the expiration of the program on February 28, 2007.

On March 13, 2007, the Company’s Board approved a new repurchase program authorizing the repurchase of up to US$100 million of the company’s outstanding ADSs for a period not to exceed three months.

19.	Segment Information

(a)	Description of segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Company’s operating segments are based on this organizational structure and information reviewed by the Company’s CODM to evaluate the operating segment results. The Company has determined that its operations are organized into three reportable segments: 1) Online Game Services; 2) Advertising Services; and 3) Wireless Value-added Services and Others. Future changes to this organizational structure may result in changes to the business segments disclosed.

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19.	Segment Information (Cont’d)

(b)	Segment data

The following table provides a summary of the Group’s operating segment results for the years ended December 31, 2004, 2005 and 2006. The Group does not allocate any operating costs or assets to its business segments as the Company’s CODM does not use this information to measure the performance of the operating segments.

	For the year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Total revenues:
Online game services	628,936,223	1.379,475,803	1,856,062,971
Advertising services	171,054,305	241,200,444	285,772,653
Wireless value-added services and others	158,310,317	73,742,136	75,406,121

Total revenues	958,300,845	1,694,418,383	2,217,241,745

Business tax:
Online game services	(34,591,492)	(58,851,439)	(25,769,359)
Advertising services	(14,539,615)	(20,502,038)	(24,290,676)
Wireless value-added services and others	(5,571,911)	(2,701,425)	(2,822,240)

Total sales taxes	(54,703,018)	(82,054,902)	(52,882,275)

Net revenues:
Online game services	594,344,731	1,320,624,364	1,830,293,612
Advertising services	156,514,690	220,698,406	261,481,977
Wireless value-added services and others	152,738,406	71,040,711	72,583,881

Total net revenues	903,597,827	1,612,363,481	2,164,359,470

Cost of revenues:
Online game services	(74,629,515)	(137,301,493)	(178.676.915)
Advertising services	(54,056,435)	(78,589,395)	(125,183,293)
Wireless value-added services and others	(55,117,445)	(59,346,085)	(77,437,973)

Total cost of revenues	(183,803,395)	(275,236,973)	(381,298,181)

Gross profit(loss):
Online game services	519,715,216	1,183,322,871	1,651,616,697
Advertising services	102,458,255	142,109,011	136,298,684
Wireless value-added services and others	97,620,961	11,694,626	(4,854,092)

Total gross profit	719,794,432	1,337,126,508	1,783,061,289

All revenues of the Company’s reportable segments are derived from China based on the geographical locations where services are provided to customers.

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20. Subsequent Event

Further to a memorandum of understanding signed on April 6, 2006, the Company has been discussing with the local city government in Hangzhou, China for the purchase of the right to use approximately 56,000 square meters of land in Hangzhou. The terms of the purchase, including the purchase price at approximately RMB27.0 million (US$3.5 million), are being discussed and the parties are expected to reach a definitive agreement in the near future. If the purchase is completed, the Company intends to construct several buildings on the land for its game development division purposes in the following two to three years.

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Financial Statements Schedule I

Condensed Financial Information of Netease.com, Inc.

Condensed Balance Sheets

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	US$
Assets

Current assets:
Cash	1,205,025,505	358,331,284	45,915,773
Prepayments and other current assets	5,199,979	1,161,629	148,849

Total current assets	1,210,225,484	359,492,913	46,064,622

Non-current assets:
Investment in subsidiaries	2,006,740,111	3,364,164,029	431,076,488
Other long-term assets	—	7,839,941	1,004,593

Total non-current assets	2,006,740,111	3,372,003,970	432,081,081

Total assets	3,216,965,595	3,731,496,883	478,145,703

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	4,762,322	22,877,663	2,931,493
Salary and welfare payable	5,141,475	2,546,244	326,270
Taxes payable	1,236,383	1,286,970	164,909
Accrued liabilities	7,873,458	18,863,907	2,417,179

Total current liabilities	19,013,638	45,574,784	5,839,851

Long-term payable:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	806,858,596	780,253,918	99,980,000

Total long-term liabilities	806,858,596	780,253,918	99,980,000

Total liabilities	825,872,234	825,828,702	105,819,851

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,263,526,525 shares issued and outstanding as of December 31, 2005 and 3,195,024,725 shares issued and 3,158,385,050 shares outstanding as of December 31, 2006	2,700,407	2,645,941	339,045
Additional paid-in capital	1,129,733,009	590,597,648	75,677,868
Treasury stock	—	(188,802,099)	(24,192,681)
Translation adjustments	210,838	—	—
Retained earnings	1,258,449,107	2,501,226,691	320,501,620

Total shareholders’ equity	2,391,093,361	2,905,668,181	372,325,852

Total liabilities and shareholders’ equity	3,216,965,595	3,731,496,883	478,145,703

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Condensed Statements of Operations

	For the year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—
Operating expenses:
Selling, general and administrative expenses	(37,089,290)	(33,890,348)	(75,714,017)	(9,701,826)
Research and development expenses	(82,107)	(11,871)	(20,884)	(2,676)
Insurance claims settlement for the now-settled class action litigation	16,553,200	—	—	—

Total operating expenses	(20,618,197)	(33,902,219)	(75,734,901)	(9,704,502)

Operating loss	(20,618,197)	(33,902,219)	(75,734,901)	(9,704,502)

Equity in profit of subsidiary companies, net	451,254,979	940,450,634	1,275,572,947	163,449,078

Other income:
Investment income	3,480,168	1,301,975	340,721	43,659
Interest income	7,303,732	31,917,167	42,269,080	5,416,264
Exchange gains (losses)	—	(7,865,476)	539,341	69,110

Other, net	—	88,088	(209,604)	(26,858)

Profit before tax	441,420,682	931,990,169	1,242,777,584	159,246,751

Income tax expense	—	—	—	—

Net profit	441,420,682	931,990,169	1,242,777,584	159,246,751

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Condensed Statements of Cash Flows

	For the year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(16,854,259)	(45,958,942)	18,528,338	2,374,180

Cash flows from investing activities:
Decrease in held-to-maturity investments	166,561,546	165,532,000	—	—
Increase in other long-term assets	—	—	(8,077,341)	(1,035,012)

Net cash (used in) provided by investing activities	166,561,546	165,532,000	(8,077,341)	(1,035,012)

Cash flows from financing activities:
Proceeds from employees exercising stock options	30,745,083	105,692,433	44,127,417	5,654,389
Repurchase of company shares	—	—	(873,406,019)	(111,916,303)

Net cash used in (provided by) financing activities	30,745,083	105,692,433	(829,278,602)	(106,261,914)

Effect of exchange rate changes on cash	—	(29,684,897)	(27,866,616)	(3,570,766)
Net increase (decrease) in cash	180,452,370	195,580,594	(846,694,221)	(108,493,513)
Cash, beginning of the year	828,992,541	1,009,444,911	1,205,025,505	154,409,286

Cash, end of the year	1,009,444,911	1,205,025,505	358,331,284	45,915,773

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Notes to the Condensed Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

The condensed financial statements of NetEase.com, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as Investment in subsidiaries and equity share of the profit or loss of the subsidiaries is presented as equity in profit (loss) of subsidiary companies on the statement of operations and comprehensive income.

The subsidiaries did not pay any dividend to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have any significant commitment as at December 31, 2005 and 2006.

The United States dollar (“US$”) amounts disclosed in the financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.8041 on December 31, 2006 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2006, or at any other certain date.

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Corporate Information

Management Team

William Ding

Chief Executive Officer

Denny Lee

Chief Financial Officer

(Resigned as Chief Financial Officer of NetEase.com, Inc. with effect from June 30, 2007)

Michael Tong

Co- Chief Operating Officer

Zhonghui Zhan

Co-Chief Operating Officer

Onward Choi

Acting Chief Financial Officer

(Appointed as Acting Chief Financial Officer of NetEase.com, Inc. with effect from June 30, 2007)

Board of Directors

William Ding

Founder and Chief Executive Officer

NetEase.com, Inc.

Denny Lee

Chief Financial Officer

NetEase.com, Inc.

Michael Tong

Co-Chief Operating Officer

NetEase.com, Inc.

Lun Feng

Chairman

Beijing Vantone Real Estate Co., Ltd.

Donghua Ding*

Former Director and Chief Financial Officer

China Mobile (Hong Kong) Limited

(Resigned from the board of directors of NetEase.com, Inc. with effect from May 22, 2007)

Michael Leung*

Director

Matrix Asset Ltd.

Joseph Tong*

Management Consultant

Parworld Investment Management Limited

Alice Cheng*

Chief Financial Officer

BBK Electronics Corp., Ltd.

(Appointed to the board of directors of NetEase.com, Inc. with effect from June 1, 2007)

*	Member of audit committee

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Corporate Headquarters

26/F, SP Tower D, Tsinghua Science Park

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

Shanghai Office

10/F Shanghai Real Estate Mansion

9 Dong Hu Road

Shanghai 200031, People’s Republic of China

Guangzhou Office

NetEase Building,

Tower E Guangzhou Information Port

No.16 Ke Yun Road, Tianhe District

Guangzhou, 510665, People’s Republic of China

Nasdaq Symbol: NTES

(American Depositary Shares, each of which represents 25 of our ordinary shares, trade on the Nasdaq

Global Select Market)

Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

26/F Office Tower A, Beijing Fortune Plaza

23 Dongsanhuan North Road, Chaoyang District

Beijing 100020, People’s Republic of China

Legal Counsel

Morrison & Foerster

41/F, Edinburgh Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Transfer Agent

The Bank of New York

101 Barclay Street

New York, NY 10286

USA

Investor Relations

Grace Zhao

gracezhao@corp.netease.com

(+8610) 8255 8163 x 8208

Brandi Piacente

brandi@corp.netease.com

(+1 212) 481 2050

Investor Relations Website

http://corp.netease.com

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